NO ACT

DC
PE
12-21-07

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08023800

Received SEC

JAN 29 2008

Washington, DC 20549

January 29, 2008

Margaret M. Foran
Senior Vice President – Corporate Governance,
Associate General Counsel & Corporate Secretary
Legal Division
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2008

Re: Pfizer Inc.
Incoming letter dated December 21, 2007

Dear Ms. Foran:

This is in response to your letter dated December 21, 2007 concerning the shareholder proposal submitted to Pfizer by William Steiner. We also have received letters on the proponent's behalf dated January 1, 2008 and January 24, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Legal Division
Pfizer Inc
235 East 42nd Street
New York, NY 10017-5755
Tel 212 733 4802 Fax 212 573 1853

RECEIVED
2007 DEC 26 PM 7:11
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Pfizer

**Margaret M. Foran**
**Senior Vice President-Corporate Governance,**
**Associate General Counsel & Corporate Secretary**

December 21, 2007

***VIA HAND DELIVERY***
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Shareholder Proposal of William Steiner*
*Exchange Act of 1934—Rule 14a-8*

Dear Ladies and Gentlemen:

This letter is to inform you that Pfizer Inc. ("Pfizer") intends to omit from its proxy statement and form of proxy for its 2008 Annual Meeting of Shareholders (collectively, the "2008 Proxy Materials") a shareholder proposal (the "Proposal") received from William Steiner, naming John Chevedden as his designated representative (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- enclosed herewith six (6) copies of this letter and its attachments;

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before Pfizer files its definitive 2008 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) provides that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of Pfizer pursuant to Rule 14a-8(k).

## THE PROPOSAL

The Proposal requests that the Board of Directors of Pfizer amend Pfizer's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." The Proposal also includes statements in support thereof (the "Supporting Statement") advocating the need for "[s]hareholder control over timing" of special meetings and the need for special meetings to consider "takeover offer[s]," "major acquisition[s]" and "restructuring[s]."[1] A copy of the Proposal, as well as related correspondence with the Proponent, is attached to this letter as Exhibit A.

## BASES FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2008 Proxy Materials pursuant to:

- Rule 14a-8(i)(2) because implementation of the Proposal would cause Pfizer to violate state law; and
- Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading.

Alternatively, if the Staff declines to concur that the Proposal is excludable in its entirety on the bases described above, we respectfully request that the Staff concur in the exclusion under Rule 14a-8(i)(3) of a portion of the Supporting Statement that is materially false and misleading in violation of Rule 14a-9.

## ANALYSIS

### I. The Proposal May Be Excluded under Rule 14a-8(i)(2) Because Implementation of the Proposal Would Cause Pfizer To Violate State Law.

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal if implementation of the proposal would cause it to violate any state, federal or foreign law to which it is subject. Pfizer is incorporated under the laws of the State of Delaware. For the reasons set forth below and in the legal opinion regarding Delaware law from Morris, Nichols, Arsht & Tunnell LLP, attached hereto as Exhibit B (the "Delaware Law Opinion"), Pfizer believes that the Proposal is

---

[1] The Proponent initially submitted a shareholder proposal regarding special meetings to Pfizer on October 16, 2007. The Proponent subsequently replaced that proposal with the Proposal, which Pfizer agreed to accept. *See* Exhibit A.

excludable under Rule 14a-8(i)(2) because, if implemented, the Proposal would cause Pfizer to violate the Delaware General Corporation Law (the "DGCL").

The Proposal requests that the Board of Directors of Pfizer amend Pfizer's "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." Further, the Proposal cites the importance of "[s]hareholder control over timing" of special meetings and the need for special meetings to be held to consider "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." However, Delaware law provides restrictions with respect to these same matters. Thus, as discussed below and as supported by the Delaware Law Opinion, implementation of the Proposal would cause Pfizer to violate state law since the Proposal requests "no restriction" on the right of shareholders to call special meetings.

As discussed in the Delaware Law Opinion, Pfizer's Board of Directors "cannot adopt a by-law that guarantees each . . . stockholder the unrestricted right to call a special meeting" because all special meetings are subject to certain restrictions, imposed by the DGCL, that "cannot be eliminated by a by-law or any other 'governing document' . . . ." Specifically, Delaware law limits the subject matter to be considered at special meetings of shareholders and the ability of shareholders to control the timing of special meetings. For example, as stated in the Delaware Law Opinion, "Section 222(b) of the DGCL specifies that a special meeting cannot be held on less than ten days' notice to the stockholders." In contrast, the Supporting Statement indicates that the Proposal is necessary because "[s]hareholder control over timing" of special meetings is "especially" important in certain situations.

The Proposal also calls for the amendment of Pfizer's By-laws or other governing documents to enable a shareholder to call a meeting with "no restriction" on what the shareholder specifies as the purpose of the meeting, which would include even matters that are not a proper subject for shareholder action. The Supporting Statement specifically discusses giving shareholders the ability to unilaterally call a special meeting for the purpose of considering these improper matters, including "takeover offer[s]," "major acquisition[s]" and "restructuring[s]." As discussed in the Delaware Law Opinion, "under the DGCL, a stockholder cannot call a special meeting to enable the stockholders to vote on merger agreements or charter amendments because the DGCL does not permit stockholders to vote on such items unless they have first been approved by the Board and then submitted for stockholder approval." Thus, the Proposal seeks to create rights that are inconsistent with the DGCL.

The Staff previously has concurred with the exclusion, under Rule 14a-8(i)(2) or its predecessor, of shareholder proposals that requested the adoption of a by-law or charter amendment that was invalid because it would violate state law. *See, e.g., PG&E Corp.* (avail. Feb. 14, 2006) (requesting the amendment of the company's governance documents to institute majority voting in director elections where Section 708(c) of the California Corporation Code required that plurality voting be used in the election of directors); *Hewlett-Packard Co.* (avail. Jan. 6, 2005) (recommending that the company amend its by-laws so that no officer may receive annual compensation in excess of certain limits without approval by a vote of "the majority of the stockholders" in violation of the "one share, one vote" standard set forth in DGCL Section 212(a)); *GenCorp Inc.* (avail. Dec. 20, 2004) (concurring with the exclusion of a proposal requesting an amendment to the company's governing instruments to provide that every shareholder resolution approved by a majority of the votes cast be implemented by the company since the proposal would conflict with Section 1701.59(A) of the Ohio Revised Code regarding the fiduciary duties of directors). *See also The Boeing Co.* (avail. Mar. 4, 1999) (concurring with the exclusion of a proposal requesting that every corporate action requiring shareholder approval be approved by a simple majority vote of shares since the proposal would conflict with provisions of the DGCL that require a vote of at least a majority of the outstanding shares on certain issues); *Tribune Co.* (avail. Feb. 22, 1991) (concurring with the exclusion of a proposal requesting that the company's proxy materials be mailed at least 50 business days prior to the annual meeting since the proposal would conflict with Sections 213 and 222 of the DGCL, which set forth certain requirements regarding the notice of, and the record date for, shareholder meetings).

The Proposal requests that Pfizer's Board act so that there is "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting." However, Delaware law imposes certain restrictions on the procedures for calling, and the substance of, special meetings, none of which can be altered by Pfizer. Therefore, the Proposal is excludable pursuant to Rule 14a-8(i)(2) because, as supported by the Delaware Law Opinion, implementation of the Proposal would cause Pfizer to violate applicable state law.

## II. The Proposal May Be Excluded under Rule 14a-8(i)(3) Because It Is Impermissibly Vague and Indefinite so as To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareholder proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. For the reasons discussed below, the Proposal is impermissibly misleading and vague and, therefore, is excludable under Rule 14a-8(i)(3).

The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). In this regard, the Staff has permitted the exclusion of a variety of shareholder proposals, including proposals requesting amendments to a company's charter or by-laws. For example, in *Alaska Air Group Inc.* (avail. Apr. 11, 2007), the Staff concurred with the exclusion of a shareholder proposal requesting that the company's board amend the company's governing instruments to "assert, affirm and define the right of the owners of the company to set standards of corporate governance" as "vague and indefinite." *See also Peoples Energy Corp.* (avail. Nov. 23, 2004) (concurring in the exclusion as vague of a proposal requesting that the board amend the charter and by-laws "to provide that officers and directors shall not be indemnified from personal liability for acts or omissions involving gross negligence or reckless neglect").

Moreover, the Staff has on numerous occasions concurred that a proposal was sufficiently misleading so as to justify exclusion where a company and its shareholders might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). *See also Bank of America Corp.* (avail. June 18, 2007) (concurring with the exclusion of a shareholder proposal calling for the board of directors to compile a report "concerning the thinking of the Directors concerning representative payees" as "vague and indefinite"); *Puget Energy, Inc.* (avail. Mar. 7, 2002) (permitting exclusion of a proposal requesting that the company's board of directors "take the necessary steps to implement a policy of improved corporate governance"); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

While the Proposal is not a model of clarity, on its face it requests that Pfizer's Board of Directors amend the By-laws and any other appropriate governing documents to place "no restriction" on the right of shareholders to call special meetings, without regard to the requirements set forth in Delaware corporate law related to shareholders calling special meetings. This reading of the Proposal is supported by the references in the Supporting Statement to the need for shareholder control over the timing and subject matter of special meetings. If the Proponent intends another meaning of the Proposal, a close examination of the language of the Proposal and Supporting Statement do not make that meaning evident and only serve to demonstrate the vagueness of, and ambiguities in, the Proposal. For example, the Proposal references "no restriction" on the "right" of shareholders to call special meetings "compared to the standard allowed by applicable law on calling a special meeting." Under Delaware law, shareholders do not possess a "right" to call special meetings; only the board is specifically granted the power to call special meetings. *See* DGCL, § 211(d). Although the DGCL allows for the adoption of a wide variety of by-law or charter provisions to enable certain persons other than the directors to call meetings (*e.g.*, permitting the holders of a threshold number of shares to a call a special meeting), the DGCL does not establish a default standard for when shareholders can call a special meeting. Thus, in the absence of default standards in Delaware law for shareholder-called meetings, the request for a "comparison" fails to clarify the Proposal and leaves it vague and misleading.

Similar to the Staff's findings on numerous occasions, Pfizer's shareholders "cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on." *The Boeing Corp.* (avail. Feb. 10, 2004); *see also Capital One*

*Financial Corp.* (avail. Feb. 7, 2003) (excluding a proposal under Rule 14a-8(i)(3) where the company's shareholders "would not know with any certainty what they are voting either for or against"). Moreover, neither Pfizer's shareholders nor the Board would be able to determine with any certainty what actions Pfizer would be required to take in order to comply with the Proposal. Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

## III. The Proposal Requires Revision Because the Proposal Contains False and Misleading Statements in Violation of Rule 14a-9.

Should the Staff not concur that the Proposal is excludable under Rule 14a-8(i)(2) or Rule 14a-8(i)(3) as set forth above, we respectfully request that the Staff concur in the exclusion of a portion of the Supporting Statement in accordance with Rule 14a-8(i)(3). Rule 14a-8(i)(3) permits the exclusion or revision of a shareholder proposal or supporting statement if the proposal or supporting statement is contrary to any of the Commission's proxy rules or regulations (including Rule 14a-9, which prohibits materially false or misleading statements).

In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff clarified its views regarding when modification or exclusion of a shareholder proposal or supporting statement is appropriate under Rules 14a-8(i)(3) and 14a-9. Moreover, the Staff has indicated that modification or exclusion is appropriate when "the company demonstrates objectively that a factual statement is materially false or misleading." Specifically, the Supporting Statement indicates, "Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting," which we believe is materially false and misleading. The Proponent makes this statement in an attempt to bolster support for the Proposal, which would place "no restriction on the shareholder right to call a special meeting." However, according to Vanguard's proxy voting guidelines, Vanguard's "funds support shareholders' right to call special meetings of the board (for good cause and *with ample representation*) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them" (*emphasis added*). Exhibit C. Similarly, Fidelity's proxy voting guidelines contain no reference to an unqualified right of shareholders to call special meetings. *See* Exhibit C. The Proposal's reference to Fidelity and Vanguard "supporting a shareholder right to call a special meeting" suggests that these well-known, influential institutional investors support the Proposal's broad request for such a right, which is materially false and misleading.

In an analogous situation, the company in *Bob Evans Farms, Inc.* (avail. June 26, 2006) sought the exclusion of contact information for the five largest shareholders of the company from a proposal where the inclusion of that information suggested, without any actual support, that those shareholders supported the proposal. The Staff permitted the exclusion of that portion of the shareholder proposal as being "materially false or misleading." Moreover, the Staff has on many occasions permitted companies to rely on Rule 14a-8(i)(3) to exclude proposals or portions of proposals from proxy statements when those portions made the proposal materially false or misleading. *See e.g.*, *Bank of America Corp.* (avail. Feb. 12, 2007) (permitting the exclusion of a portion of a proposal as "materially false and misleading" where the company argued the portion was unrelated and irrelevant to the actions requested by the proposal); *State Street Corp.* (avail. Mar. 1, 2005) (permitting the exclusion of a shareholder proposal that included false statements regarding the company's legal authority to implement the proposal as "materially false and misleading"); *Procter & Gamble Co.* (avail. Jul. 15, 2004) (permitting the exclusion of portions of a shareholder proposal as "materially false and misleading" where the portions mischaracterized the company's animal research); *Amerada Hess Corp.* (avail. Mar. 15, 2004); *Kerr-McGee Corp.*, (avail. Mar. 15, 2004).

For the reasons stated above, we respectfully submit that the Proposal must be amended to delete the sentence "Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting" because it is materially false and misleading under Rule 14a-8(i)(3).

**CONCLUSION**

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if Pfizer excludes the Proposal from its 2008 Proxy Materials. Alternatively, should the Staff not concur that the Proposal is excludable in its entirety, we respectfully request that the Staff concur in the exclusion of a portion of the Supporting Statement in accordance with Rule 14a-8(i)(3). We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. In addition, Pfizer agrees to promptly forward to the Proponent any response from the Staff to this no-action request that the Staff transmits by facsimile to Pfizer only.

If we can be of any further assistance in this matter, please do not hesitate to call me at (212) 733-4802.

Sincerely,

Margaret M. Foran /ASG

Margaret M. Foran

Enclosures

cc: John Chevedden

100352456_6.DOC

**EXHIBIT A**

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

RECEIVED NOV 16 2007 MARGARET M. FORAN

11-16-07 UPDATE

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner

10/16/07
Date

cc: Margaret M. Foran
Corporate Secretary
Phone: 212 573-2323
PH: 212.733.5356
FX: 212.573.1853

[PFE: Rule 14a-8 Proposal, October 18, 2007, Revised November 16, 2007]

**3 – Special Shareholder Meetings**

RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

The advantage of adopting this proposal should also be considered in the context of our company's board composition and the weak link between CEO compensation and shareholder return. For instance in 2007 The Corporate Library had the following concerns:
The composition of the board and the weak link between CEO compensation and shareholder return suggests that the board is not being as effective as it could be in providing the checks and balances necessary to protect shareholder interests. Pfizer's share price underperformed the S&P 500 by 10% during a 12-month period in 2007 and its corporate governance risk profile remains high.

Board membership represents a moderate concern for shareholder interests: there are two directors who have been on the board for more than 15 years; there are two directors over 70-years of age; there are two directors who serve on more than four other boards; and, there is one director who is a former company executive.

Former CEO Hank McKinnell's retirement with $213 million does little or nothing to enhance the reputation of Pfizer's board. And the compensation committee is composed entirely of the same members over the past several years.

The compensation committee policies appear not to have changed since Mr. McKinnell's departure. Further, the compensation committee awarded 30-times the number of options to performance shares to Mr. Kindler, our current Chairman, de-emphasizing the pay for performance standard. Also, they continue to reimburse executives for taxes on perks. In light of these findings, The Corporate Library reaffirmed its high concern with the company's compensation practices.

The above overview shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

**Special Shareholder Meetings –
Yes on 3**

---

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

William Steiner
112 Abbottsford Gate
Piermont, NY 10968

Mr. Jeffrey B. Kindler
Chairman
Pfizer Inc. (PFE)
235 E 42nd St
New York NY 10017

Rule 14a-8 Proposal

Dear Mr. Kindler,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to John Chevedden at:

olmsted7p (at) earthlink.net
(In the interest of company cost savings and efficiency please communicate via email.)
PH: 310-371-7872
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal by email.

Sincerely,

William Steiner — Date: 10/10/07

cc: Margaret M. Foran
Corporate Secretary
Phone: 212 573-2323
PH: 212.733.5356
FX: 212.573.1853

[PFE: Rule 14a-8 Proposal, October 18, 2007]

**3 – Special Shareholder Meetings**

RESOLVED, Shareholders ask our board to amend our bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.

Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings. If shareholders cannot call special meetings, management may become insulated and investor returns may suffer.

Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues may become moot by the next annual meeting.

Fidelity and Vanguard are among the mutual funds supporting a shareholder right to call a special meeting. The proxy voting guidelines of many public employee pension funds, including the New York City Employees Retirement System, also favor this right. Governance ratings services, such as The Corporate Library and Governance Metrics International, take special meeting rights into account when assigning company ratings.

Eighteen (18) proposals on this topic averaged 56%-support in 2007 – including 74%-support at Honeywell (HON).

The advantage of adopting this proposal should also be considered in the context of our company's board composition and the weak link between CEO compensation and shareholder return. For instance in 2007 The Corporate Library had the following concerns:
The composition of the board and the weak link between CEO compensation and shareholder return suggests that the board is not being as effective as it could be in providing the checks and balances necessary to protect shareholder interests. Pfizer's share price underperformed the S&P 500 by 10% during a 12-month period in 2007 and its corporate governance risk profile remains high.

Board membership represents a moderate concern for shareholder interests: there are two directors who have been on the board for more than 15 years; there are two directors over 70-years of age; there are two directors who serve on more than four other boards; and, there is one director who is a former company executive.

Former CEO Hank McKinnell's retirement with $213 million does little or nothing to enhance the reputation of Pfizer's board. And the compensation committee is composed entirely of the same members over the past several years.

The compensation committee policies appear not to have changed since Mr. McKinnell's departure. Further, the compensation committee awarded 30-times the number of options to performance shares to Mr. Kindler, our current Chairman, de-emphasizing the pay for performance standard. Also, they continue to reimburse executives for taxes on perks. In light of these findings, The Corporate Library reaffirmed its high concern with the company's compensation practices.

The above overview shows there is room for improvement and reinforces the reason to take one step forward now and vote yes:

**Special Shareholder Meetings –**
**Yes on 3**

---

Notes:
William Steiner, 112 Abbottsford Gate, Piermont, NY 10968 sponsors this proposal.

The above format is requested for publication without re-editing or re-formatting.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

Please advise if there is any typographical question.
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal by email within 14-days and advise the most convenient fax number and email address to forward a broker letter, if needed, to the Corporate Secretary's office.

Pfizer

Via E-Mail

October 30, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: **Shareholder Proposal for Pfizer 2008 Annual Meeting of Shareholders Submitted by: William Steiner**

> *Shareholders of Pfizer ask the Board to amend the company's bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.*

Dear Mr. Chevedden,

This letter will acknowledge receipt of Mr. William Steiner's October 18, 2007, letter to Mr. Jeffrey B. Kindler, Chairman of Pfizer Inc., giving notice that Mr. Steiner intends to sponsor the above proposal at our 2008 Annual Meeting of Shareholders.

Mr. Steiner's letter noted that you or your designee will act on his behalf in shareholder matters, including his shareholder proposal, and requested that all future communications be directed to you and sent electronically. We note that proof of ownership was not provided with the letter.

Pursuant to Rule 14a-8(b) under the Securities Exchange Act of 1934, the proponent must provide proof to us that he has continuously owned at least $2,000 in market value, or 1%, of Pfizer's common stock that would be entitled to be voted on the proposal for at least one year by the date he submitted the proposal. Mr. Steiner's letter contains the written statement that he intends to meet the requirements under Rule 14a-8 and that he intends to continue ownership of the shares through the date of our 2008 annual meeting, so we will need only the following proof of ownership:

- A written statement from the "record" holder of the proponent's shares verifying that, at the time the proponent submitted his proposal, he had continuously held the shares for at least one year; or

- If the proponent has filed with the Securities and Exchange Commission a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting his ownership of the shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in his ownership level.

Your response to this letter must be postmarked or transmitted electronically no later than **14** calendar days from the date you receive this letter. Please send proof of ownership directly to me at: 235 E. 42nd Street, MS235/19/01, New York, NY 10017 or via fax at: (212) 573-1853. For your convenience, please find enclosed a copy of Rule 14a-8.

Sincerely,

Suzanne Y. Rolon

Senior Manager, Corporate Governance
Pfizer Inc.

cc: Margaret M. Foran

# Rule 14a-8 -- Proposals of Security Holders

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This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. **Question 1: What is a proposal?** A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. **Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?**

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and mail its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and mail its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your

response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

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**Not to paragraph (i)(1)**

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

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**Not to paragraph (i)(2)**

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

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**Note to paragraph (i)(9)**

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

    i. The proposal;

    ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

    iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it mails its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

    i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

    ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

## Rolon, Suzanne Y.

**From:** olmsted [olmsted7p@earthlink.net]
**Sent:** Wednesday, October 31, 2007 5:12 PM
**To:** Rolon, Suzanne Y.
**Subject:** Rule 14a-8 proposal (PFE)

**Follow Up Flag:** Follow up
**Due By:** Thursday, November 01, 2007 10:30 AM
**Flag Status:** Red

**Attachments:** pfe broker letter.pdf

pfe broker letter.pdf (28 KB)

Dear Ms. Rolon, Please let me know tomorrow whether there is any further requirement at this point in the rule 14a-8 process in addition to the broker letter attached.

Sincerely,
John Chevedden

DJF

DISCOUNT BROKERS

Date: 31 OCT 2007

To whom it may concern:

As introducing broker for the account of William Steiner, account number_____________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 4750 shares of PFIZER INC; having held at least two thousand dollars worth of the above mentioned security since the following date: 7/10/02, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Pfizer

Via E-Mail

November 1, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: **Shareholder Proposal for Pfizer 2008 Annual Meeting of Shareholders**
**Submitted by: William Steiner**

> *Shareholders of Pfizer ask the Board to amend the company's bylaws and any other appropriate governing documents to give holders of 10% (or the lowest possible percentage above 10%) of our outstanding common stock the power to call a special shareholder meeting.*

Dear Mr. Chevedden,

This letter will acknowledge Pfizer's receipt and acceptance of Mr. Steiner's proof of ownership dated October 31, 2007 of Pfizer's common stock.

The procedural requirements of Rule 14a-8(b) under the Securities Exchange Act of 1934 have been met.

Please feel free to contact me if you have further questions.

Very truly yours,

Suzanne Y. Rolon

cc: Margaret M. Foran

Via E-Mail

November 30, 2007

Mr. John Chevedden
2215 Nelson Ave., No. 205
Redondo Beach, CA 90278
olmsted7p@earthlink.net

Re: **Shareholder Proposal for Pfizer 2008 Annual Meeting of Shareholders**
**Submitted by: William Steiner**

*Shareholders of Pfizer ask the Board to amend the company's bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.*

Dear Mr. Chevedden,

This letter will acknowledge Pfizer's receipt and acceptance of Mr. William Steiner's revised proposal sent to Jeffrey B. Kindler, Chairman on November 16, 2007.

Sincerely,

Suzanne Y. Rolon

Senior Manager, Corporate Governance
Pfizer Inc.

cc: Margaret M. Foran

**EXHIBIT B**

MORRIS, NICHOLS, ARSHT & TUNNELL LLP

1201 NORTH MARKET STREET
P.O. BOX 1347
WILMINGTON, DELAWARE 19899-1347

302 658 9200
302 658 3989 FAX

December 20, 2007

Pfizer Inc.
235 East 42nd Street
New York, NY 10017

Re: **Stockholder Proposal Submitted By William Steiner**

Ladies and Gentlemen:

This letter is in response to your request for our opinion whether a stockholder proposal (the "Proposal") submitted to Pfizer Inc., a Delaware corporation (the "Company"), by William Steiner (the "Proponent") would, if implemented, violate Delaware law.

## *I. The Proposal.*

In the Proposal, the Proponent calls on the board of directors of the Company (the "Board") to adopt a provision in the by-laws of the Company (the "By-laws") "and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."[1]

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[1] The Proposal reads:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

We are compelled to state at the outset of this opinion that the Proposal is worded in a manner that raises questions regarding its intention. In this regard, we cannot determine exactly what course of action the Proponent is urging the Board to take. Contrary to what the Proponent may believe, stockholders do not enjoy a "right" under Delaware law to call special meetings. In fact, unless additional persons are authorized to call special meetings by virtue of a charter or by-law provision, only the board of directors and the Delaware Court of Chancery can call a special meeting of stockholders under Delaware law.[2] Thus, the Board cannot look to any "standard" under "applicable law" to determine the content of this "right" that the Proponent desires.

However, for purposes of this opinion, we address the Proposal as requesting that the Board enact a by-law granting each stockholder the "right," free from any "restriction," to enable any Company stockholder to call a meeting on the terms of such stockholder's choosing. We also note that, according to the Proponent, such stockholder's "right" should include the ability to "control" the "timing" of when the special meeting will be held[3] and afford the

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[2] Section 211(d) of the Delaware General Corporation Law (the "DGCL") specifies that "Special meetings of the stockholders may be called by the board of directors or by such person or persons as may be authorized by the certificate of incorporation or by the bylaws." 8 *Del. C.* § 211(d). In addition, the DGCL empowers the Delaware Court of Chancery to call meetings of stockholders under certain circumstances. *See*, *e.g.*, 8 *Del. C.* § 225(a) (permitting such court to call a meeting in circumstances where the court determines that no valid election has been held at a prior meeting or in a purported action by written consent).

[3] *See* Supporting Statement Accompanying the Proposal ("Shareholders should have the ability to call a special meeting when they think a matter is sufficiently important to merit expeditious consideration. Shareholder control over timing is especially important in the context of a major acquisition or restructuring, when events unfold quickly and issues become moot by the next annual meeting.").

stockholder an opportunity to call a meeting so that stockholders can vote on issues concerning a "takeover offer" or a "major acquisition or restructuring" involving the Company.[4]

***II. Summary.***

The Board cannot adopt a by-law that guarantees each Company stockholder the unrestricted right to call a special meeting because all special meetings are subject to certain restrictions, imposed by the DGCL, that cannot be eliminated by a by-law or any other "governing document" of the Company, including its Restated Certificate of Incorporation (the "Charter"). These restrictions encompass provisions intended to benefit the stockholders, such as requiring minimum notice for all meetings, as well as obvious restraints that a by-law cannot eliminate, such as a prohibition on meetings called to consider unlawful actions. Because the Board cannot grant the stockholders a right to call special meetings that is free of these restrictions,[5] the Proposal would violate Delaware law if it were implemented.

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4 *See* Supporting Statement Accompanying the Proposal ("Special meetings allow investors to vote on important matters, such as a takeover offer, that can arise between annual meetings.").

5 We note that the Proponent calls on the Board to amend the By-laws "and any other appropriate governing documents" of the Company to provide each stockholder an unrestricted right to call a special meeting. If the Proponent is asking the Board to amend the Charter to provide for such right, the Board would violate Delaware law if it attempted to adopt such a Charter provision because the Board lacks the power to unilaterally amend the Charter. *See* 8 *Del. C.* § 242(b)(1) (specifying that a charter amendment must be approved by the board and a majority of the stock entitled to vote on such amendment). Moreover, even if the unrestricted right the Proponent seeks were included in the Charter, such Charter provision would be invalid because, as explained in Parts III.A and III.B of this opinion, such right would violate the mandatory provisions of the DGCL. *See* 8 *Del. C.* § 102(b)(1) (specifying that a charter may contain "[a]ny provision for the management of the business and for the conduct of the affairs of the corporation, and any provision creating, defining, limiting and regulating the powers of the corporation, the directors, and the stockholders . . . *if such provisions are not contrary to the laws of this State.*") (emphasis added).

***III. The Proposal, If Adopted, Would Cause The Company To Violate Delaware Law.***

***A. The Board Cannot Confer On The Stockholders A Right To Call Special Meetings That Is Free From The Restrictions Imposed By Statute.***

By asking the Board to amend the By-laws to ensure that there is "no restriction" on the stockholder's right to call a special meeting, the Proponent is asking the Board to adopt a by-law that is inconsistent with the mandatory provisions of the DGCL that set forth the procedures necessary to call a special meeting. As noted above, a central feature of the Proposal is the Proponent's desire to enable a stockholder to control the "timing" of when a stockholder meeting is held. However, the Proposal is fatally flawed because no one, not even the board, can hold a meeting at *any* time of its choosing. For example, Section 222(b) of the DGCL specifies that a special meeting cannot be held on less than ten days' notice to the stockholders. *See* 8 *Del. C.* § 222(b).[6] Any action taken at a meeting that did not satisfy this minimum notice requirement would be void unless later ratified through valid corporate action (such as approval at a properly noticed meeting). *See, e.g., Lofland v. DiSabatino*, 1991 WL 138505 (Del. Ch. July 25, 1991) (holding that the purported director elections held at an annual meeting that was not properly noticed were voidable and upholding such elections only because the stockholders later ratified the elections at a properly noticed meeting).

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[6] Section 222(b) of the DGCL provides, in pertinent part: "Unless otherwise provided in this chapter, the written notice of any meeting shall be given not less than 10 nor more than 60 days before the date of the meeting to each stockholder entitled to vote at such meeting." Other provisions of the DGCL require additional notice for meetings at which certain special actions are submitted for stockholder approval. *See, e.g.*, 8 *Del. C.* § 251(c) (requiring twenty days' notice of a meeting at which a merger agreement is submitted for stockholder approval).

In addition to the constraints imposed by the ten-day notice requirement, a stockholder's ability to call a special meeting would also be restricted by Section 222(a) of the DGCL, which specifies that stockholders are limited to taking action only on the business set forth in the notice of the special meeting. 8 *Del. C.* § 222(a)[7]; *see also Catalano v. Trans World Corp.*, 1979 WL 4639 (Del. Ch. Sept. 19, 1979) ("[I]t is clearly established under Delaware law that the business to be transacted at a special meeting of stockholders be limited to that noticed."). If the stockholders attempt to call a meeting to transact business that is not set forth in the notice, such transacted business would be invalid. *See Vogtman v. Merchant's Mortgage & Credit Co.*, 178 A. 99, 103 (Del. Ch. 1935) (holding that directors were not elected at a special meeting of preferred stockholders because the notice failed to state that directors would be elected at the meeting). Accordingly, a by-law could not be adopted that would permit a stockholder to present business at the meeting if such business was not included in the notice.

Although the Proponent asks the Board to adopt a by-law amendment affording a stockholder the unrestricted right to control the timing of when a meeting is held, the Board cannot adopt a by-law that is contrary to the mandatory notice requirements imposed by Sections 222(a) and (b) of the DGCL. These statutory provisions do not permit the Company to alter these notice requirements through either a charter or by-law provision. Accordingly, the by-law

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7 Section 222(a) of the DGCL provides, in pertinent part: "Whenever stockholders are required or permitted to take any action at a meeting, *a written notice of the meeting shall be given which shall state* the place, if any, date and hour of the meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting, and, *in the case of a special meeting, the purpose or purposes for which the meeting is called.*" (emphasis added).

the Proponent asks the Board to adopt would be invalid if adopted because it would permit a system for calling special meetings that is inconsistent with the DGCL.[8]

***B. The Board Cannot Confer On The Stockholders An Unrestricted Right To Call A Special Meeting To Transact Unlawful Business.***

The adoption of the by-law envisioned by the Proponent would also violate Delaware law because the Board cannot adopt a by-law that enables a stockholder to call a meeting to transact *any* business the stockholder chooses. Even if each stockholder were

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[8] 8 *Del. C.* § 109(b) ("The bylaws may contain any provision, *not inconsistent with law* or with the certificate of incorporation, relating to the business of the corporation, the conduct of its affairs, and its rights or powers or the rights or powers of its stockholders, directors, officers or employees.") (emphasis added). We note that one decision from the Delaware Court of Chancery suggests that, for certain statutes in the DGCL, it may be possible for a company to depart from the requirements of the statute, even though the statute itself does not expressly contemplate charter or by-law provisions that "opt out" of the statutory rule. *Jones Apparel Group, Inc. v. Maxwell Shoe Co., Inc.*, 883 A.2d 837 (Del. Ch. 2004) (upholding a charter provision that denied the board the power to fix a record date for stockholder actions by written consent, even though the statute that conferred on the board the power to fix a record date does not expressly permit a charter provision limiting such power). We do not believe the *Maxwell* decision would be applied to allow the Company to depart from the notice requirements set forth in Section 222. The Court in *Maxwell* stated that a statutory rule cannot be altered by a corporation if doing so would abridge a public policy evidenced by the DGCL or Delaware common law. *Id.* at 843-44. In our view, adopting a by-law, or charter provision, that contravenes Section 222 is not permissible because Section 222 is part of a public policy designed to encourage the fully informed vote of stockholders and to facilitate the exercise of stockholder voting rights. *Cf. Leise v. Jupiter Corp.*, 241 A.2d 492, 497-98 (Del. Ch. 1968) (noting that certain action could not be taken at a meeting where the notice required by the by-laws was not given, and recognizing "good order and fairness require that all stockholders be given an opportunity to participate in a meaningful meeting"). This policy is evidenced both by Delaware judicial decisions that have invalidated actions taken at meetings that were not properly noticed and by the scheme of the DGCL itself, which carefully establishes different notice requirements for different corporate actions. *See* footnote 6, *supra*. We also note that a treatise authored by current and former members of our firm share our view that the requirements of Section 222 cannot be altered by the charter or the by-laws. D. Drexler, L. Black, Jr. & A. G. Sparks, III, *Delaware Corporation Law and Practice*, § 24.03[1] at 24-5 (noting that the provisions of Section 222(b) regarding the minimum ten days' notice for a meeting "are not alterable by bylaw or otherwise").

empowered to call a meeting, the stockholder could not take action at the meeting on a matter that would be invalid if adopted. For example, under the DGCL, a stockholder cannot call a special meeting to enable the stockholders to vote on merger agreements or charter amendments because the DGCL does not permit stockholders to vote on such items unless they have first been approved by the Board and then submitted for stockholder approval. *See*, *e.g.*, 8 *Del. C.* §§ 251(b) & (c); 242(b)(1).[9]

However, despite this clear legal requirement, the Proponent wishes to enable a stockholder to call a special meeting without restricting the purpose of such meeting to lawful business. Indeed, the Proponent appears to specifically contemplate that the by-law would be used to conduct this type of unlawful business. In his Supporting Statement, the Proponent demands that stockholders have the power to control the "timing" on special meetings that relate to "major acquisition[s]" and "restructing[s]" involving the Company. As noted above, the stockholders cannot call a meeting to vote on such issues to the extent they involve a merger (e.g., an "acquisition" of the Company) or a charter amendment (e.g., a "restructuring" of the Company stock) that has not yet been approved by the Board.

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[9] Importantly, the procedures for approving charter amendments and mergers may not be altered by a charter or by-law provision. *Cf. Lions Gate Entertainment Corp. v. Image Entertainment*, 2006 WL 1668051 (Del. Ch. June 5, 2006) (holding that a charter provision purporting to allow either the board or the stockholders to approve charter amendments was invalid because it contravened the express provisions of Section 242 of the DGCL that require *both* the board and the stockholders to adopt such amendments).

***IV. Conclusion.***

For the foregoing reasons, it is our opinion that the Proposal, if implemented, would violate Delaware law.

Very truly yours,

Morris, Nichols, Arsht & Tunnell LLP

1330820.15

**EXHIBIT C**

Vanguard®



# Vanguard's proxy voting guidelines

The Board of Trustees (the "Board") of each Vanguard® fund that invests in stocks has adopted proxy voting procedures and guidelines to govern proxy voting by the fund. The Board has delegated oversight of proxy voting to the Proxy Oversight Committee (the "Committee"), comprised of senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund, and subject to the procedures and guidelines described below. The Committee reports directly to the Board. The Vanguard Group Inc. ("Vanguard") is subject to these guidelines to the extent the guidelines call for Vanguard to administer the voting process and implement the resulting voting decisions, and for that purpose have been approved by the Board of Directors of Vanguard.

The overarching objective in voting is simple: to support proposals and director nominees that maximize the value of a fund's investments—and those of fund shareholders—over the long term. While the goal is simple, the proposals the funds receive are varied and frequently complex. As such, the guidelines adopted by the Board provide a rigorous framework for assessing each proposal. Under the guidelines, each proposal must be evaluated on its merits, based on the particular facts and circumstances as presented.

For ease of reference, the procedures and guidelines often refer to all funds, however, our policies and practices seek to ensure that proxy voting decisions are suitable for individual funds. For most proxy proposals, particularly those involving corporate governance, the evaluation will result in the same position being taken across all of the funds and the funds voting as a block. In some cases, however, funds may vote differently, depending upon the nature and objective of each fund, the composition of its portfolio, and other factors.

The guidelines do not permit the Board to delegate voting responsibility to a third party that does not serve as a fiduciary for the funds. Because many factors bear on each decision, the guidelines incorporate factors the Committee should consider in each voting decision. A fund may refrain from voting if that would be in the fund's and its shareholders' best interests. These circumstances may arise, for example, when the expected cost of voting exceeds the expected benefits of voting, or when exercising the vote results in the imposition of trading or other restrictions.

In evaluating proxy proposals, we consider information from many sources, including but not limited to, the investment advisor for the fund, management or shareholders of a company presenting a proposal, and independent proxy research services. We will give substantial weight to the recommendations of the company's board, absent guidelines or other specific facts that would support a vote against management. In all cases, however, the ultimate decision rests with the members of the Committee, who are accountable to the fund's Board.

While serving as a framework, the following guidelines cannot contemplate all possible proposals with which a fund may be presented. In the absence of a specific guideline for a particular proposal (e.g., in the case of a transactional issue or contested proxy), the Committee will evaluate the issue and cast the fund's vote in a manner that, in the Committee's view, will maximize the value of the fund's investment, subject to the individual circumstances of the fund.

## I. The board of directors

### A. Election of directors

Good governance starts with a majority-independent board, whose key committees are comprised entirely of independent directors. As such, companies should attest to the independence of directors who serve on the Compensation, Nominating, and Audit committees. In any instance in which a director is not categorically independent, the basis for the independence determination should be clearly explained in the proxy statement.

While the funds will generally support the board's nominees, the following factors will be taken into account in determining each fund's vote:

| Factors for Approval | Factors Against Approval |
|---|---|
| • Nominated slate results in board comprised of a majority of independent directors.<br>• All members of Audit, Nominating, and Compensation committees are independent of management. | • Nominated slate results in board comprised of a majority of nonindependent directors.<br>• Audit, Nominating, and/or Compensation committees include nonindependent members.<br>• Incumbent board member failed to attend at least 75% of meetings in the previous year.<br>• Actions of committee(s) on which nominee serves are inconsistent with other guidelines (e.g., excessive option grants, substantial nonaudit fees, lack of board independence). |

### B. Contested director elections

In the case of contested board elections, we will evaluate the nominees' qualifications and the performance of the incumbent board, as well as the rationale behind the dissidents' campaign to determine the outcome that we believe will maximize shareholder value.

### C. Classified boards

The funds will generally support proposals to declassify existing boards (whether proposed by management or shareholders) and will block efforts by companies to adopt classified board structures, in which only part of the board is elected each year.

## II. Approval of independent auditors

The relationship between the company and its auditors should be limited primarily to the audit, although it may include certain closely related activities that do not, in the aggregate, raise any appearance of impaired independence. The funds will generally support management's recommendation for the ratification of the auditor except in instances where audit and audit-related fees make up less than 50% of the total fees paid by the company to the audit firm. We will evaluate on a case-by-case basis instances in which the audit firm has a substantial non-audit relationship with the company (regardless of its size relative to the audit fee) to determine whether independence has been compromised.

## III. Compensation issues

### A. Stock-based compensation plans

Appropriately designed stock-based compensation plans, administered by an independent committee of the board and approved by shareholders, can be an effective way to align the interests of long-term shareholders and the interests of management, employees, and directors. Conversely, the funds oppose plans that substantially dilute their ownership interest in the company, provide participants with excessive awards, or have inherently objectionable structural features.

An independent compensation committee should have significant latitude to deliver varied compensation to motivate the company's employees. However, we will evaluate compensation proposals in the context of several factors (a company's industry, market capitalization, competitors for talent, etc.) to determine whether a particular plan or proposal balances the perspectives of employees and the company's other shareholders. We will evaluate each proposal on a case-by-case basis, taking all material facts and circumstances into account.

The following factors will be among those considered in evaluating these proposals:

| Factors for Approval | Factors Against Approval |
|---|---|
| • Company requires senior executives to hold a minimum amount of company stock (frequently expressed as a multiple of salary).<br>• Company requires stock acquired through option exercise to be held for a certain period of time.<br>• Compensation program includes performance-vesting awards, indexed options, or other performance-linked grants.<br>• Concentration of option grants to senior executives is limited (indicating that the plan is very broad-based).<br>• Stock-based compensation is clearly used as a substitute for cash in delivering market-competitive total pay. | • Total potential dilution (including all stock-based plans) exceeds 15% of shares outstanding.<br>• Annual option grants have exceeded 2% of shares outstanding.<br>• Plan permits repricing or replacement of options without shareholder approval.<br>• Plan provides for the issuance of reload options.<br>• Plan contains automatic share replenishment ("evergreen") feature. |

**B. Bonus plans**
Bonus plans, which must be periodically submitted for shareholder approval to qualify for deductibility under Section 162(m) of the Internal Revenue Code, should have clearly defined performance criteria and maximum awards expressed in dollars. Bonus plans with awards that are excessive in both absolute terms and relative to a comparative group generally will not be supported.

**C. Employee stock purchase plans**
The funds will generally support the use of employee stock purchase plans to increase company stock ownership by employees provided that shares purchased under the plan are acquired for no less than 85% of their market value and that shares reserved under the plan comprise less than 5% of the outstanding shares.

**D. Executive severance agreements ("golden parachutes")**
While executives' incentives for continued employment should be more significant than severance benefits, there are instances—particularly in the event of a change in control—in which severance arrangements may be appropriate. Severance benefits triggered by a change in control that do not exceed three times an executive's salary and bonus may generally be approved by the compensation committee of the board without submission to shareholders. Any such arrangement under which the beneficiary receives more than three times salary and bonus—or where severance is guaranteed absent a change in control—should be submitted for

shareholder approval.

## IV. Corporate structure and shareholder rights

The exercise of shareholder rights, in proportion to economic ownership, is a fundamental privilege of stock ownership that should not be unnecessarily limited. Such limits may be placed on shareholders' ability to act by corporate charter, bylaw provisions, or the adoption of certain anti-takeover provisions. In general, the market for corporate control should be allowed to function without undue interference from these artificial barriers.

The funds' positions on a number of the most commonly presented issues in this area are as follows:

**A. Shareholder rights plans ("poison pills")**

A company's adoption of a so-called poison pill effectively limits a potential acquirer's ability to buy a controlling interest without the approval of the target's board of directors. Such a plan, in conjunction with other takeover defenses, may serve to entrench incumbent management and directors. However, in other cases, a pill may force a suitor to negotiate with the board and result in the payment of a higher acquisition premium.

In general, shareholders should be afforded the opportunity to approve shareholder rights plans *within a year of their adoption*. This provides the board with the ability to put a poison pill in place for legitimate defensive purposes, subject to subsequent approval by shareholders. In evaluating the approval of proposed shareholder rights plans, we will consider the following factors:

| Factors for Approval | Factors Against Approval |
|---|---|
| • Plan is relatively short-term (3–5 years).<br>• Plan requires shareholder approval for renewal.<br>• Plan incorporates review by a committee of independent directors at least every three years (so-called TIDE provisions).<br>• Plan includes permitted bid/qualified offer feature ("chewable pill") that mandates shareholder vote in certain situations.<br>• Ownership trigger is reasonable (15–20%).<br>• Highly independent, nonclassified board. | • Plan is long-term (>5 years).<br>• Renewal of plan is automatic or does not require shareholder approval.<br>• Ownership trigger is less than 15%.<br>• Classified board.<br>• Board with limited independence. |

**B. Cumulative voting**

The funds are generally opposed to cumulative voting under the premise that it allows shareholders a voice in director elections that is disproportionate to their economic investment in the corporation.

**C. Supermajority vote requirements**

The funds support shareholders' ability to approve or reject matters presented for a vote based on a simple majority. Accordingly, the funds will support proposals to remove supermajority requirements and oppose proposals to impose them.

**D. Right to call meetings and act by written consent**

The funds support shareholders' right to call special meetings of the board (for good cause and with ample representation) and to act by written consent. The funds will generally vote for proposals to grant these rights to shareholders and against proposals to abridge them.

**E. Confidential voting**

The integrity of the voting process is enhanced substantially when shareholders (both institutions and individuals) can vote without fear of coercion or retribution based on their votes. As such, the funds support proposals to provide confidential voting.

**F. Dual classes of stock**

The funds are opposed to dual-class capitalization structures that provide disparate voting rights to different groups of shareholders with similar economic investments. As such, the funds will oppose the creation of separate classes with different voting rights and will support the dissolution of such classes.

## V. Corporate and social policy issues

Proposals in this category, initiated primarily by shareholders, typically request that the company disclose or amend certain business practices. The Board generally believes that these are "ordinary business matters" that are primarily the responsibility of management and should be evaluated and approved solely by the corporation's board of directors. Often, proposals may address concerns with which the Board philosophically agrees, but absent a compelling economic impact on shareholder value (e.g., proposals to require expensing of stock options), the funds will typically abstain from voting on these proposals. This reflects the belief that regardless of our philosophical perspective on the issue, these decisions should be the province of company management unless they have a significant, tangible impact on the value of a fund's investment and management is not responsive to the matter.

## VI. Voting in foreign markets

Corporate governance standards, disclosure requirements, and voting mechanics vary greatly among the markets outside the United States in which the funds may invest. Each fund's votes will be used, where applicable, to advocate for improvements in governance and disclosure by each fund's portfolio companies. We will evaluate issues presented to shareholders for each fund's foreign holdings in the context of the guidelines described above, as well as local market standards and best practices. The funds will cast their votes in a manner believed to be philosophically consistent with these guidelines, while taking into account differing practices by market. In addition, there may be instances in which the funds elect not to vote, as described below.

Many foreign markets require that securities be blocked or reregistered to vote at a company's meeting. Absent an issue of compelling economic importance, we will generally not subject the fund to the loss of liquidity imposed by these requirements.

The costs of voting (e.g., custodian fees, vote agency fees) in foreign markets may be substantially higher than for U.S. holdings. As such, the fund may limit its voting on foreign holdings in instances where the issues presented are unlikely to have a material impact on shareholder value.

## VII. Voting on a fund's holdings of other Vanguard funds

Certain Vanguard funds ("owner funds") may, from time to time, own shares of other Vanguard funds ("underlying funds"). If an underlying fund submits a matter to a vote of its shareholders, votes for and against such matters on behalf of the owner funds will be cast in the same proportion as the votes of the other shareholders in the underlying fund.

**VIII. The Proxy Voting Group**

The Board has delegated the day-to-day operations of the funds' proxy voting process to the Proxy Voting Group, which the Committee oversees. While most votes will be determined, subject to the individual circumstances of each fund, by reference to the guidelines as separately adopted by each of the funds, there may be circumstances when the Proxy Voting Group will refer proxy issues to the Committee for consideration. In addition, the Board has the authority to vote proxies at any time, when, in the Board's or the Committee's discretion, such action is warranted.

The Proxy Voting Group performs the following functions: (1) managing proxy voting vendors, (2) reconciling share positions, (3) analyzing proxy proposals using factors described in the guidelines, (4) determining and addressing potential or actual conflicts of interest that may be presented by a particular proxy, and (5) voting proxies. The Proxy Voting Group also prepares periodic and special reports to the Board and any proposed amendments to the procedures and guidelines.

**IX. The Proxy Oversight Committee**

The Board, including a majority of the independent trustees, appoints the members of the Committee who are senior officers of Vanguard, a majority of whom are also officers of each Vanguard fund. The Committee does not include anyone whose primary duties include external client relationship management or sales. This clear separation between the proxy voting and client relationship functions is intended to eliminate any potential conflict of interest in the proxy voting process. In the unlikely event that a member of the Committee believes he or she might have a conflict of interest regarding a proxy vote, that member must recuse himself or herself from the committee meeting at which the matter is addressed and not participate in the voting decision.

The Committee works with the Proxy Voting Group to provide reports and other guidance to the Board regarding proxy voting by the funds. The Committee has an obligation to conduct its meetings and exercise its decision-making authority subject to the fiduciary standards of good faith, fairness, and Vanguard's Code of Ethics. The Committee shall authorize proxy votes that the Committee determines, in its sole discretion, to be in the best interests of each fund's shareholders. In determining how to apply the guidelines to a particular factual situation, the Committee may not take into account any interest that would conflict with the interest of fund shareholders in maximizing the value of their investments.

The Board may review these procedures and guidelines and modify them from time to time.

**Fidelity Fund Proxy Voting Guidelines**
**March 2007**

I. General Principles

A. Voting of shares will be conducted in a manner consistent with the best interests of mutual fund shareholders as follows: (i) securities of a portfolio company will generally be voted in a manner consistent with the guidelines; and (ii) voting will be done without regard to any other Fidelity companies' relationship, business or otherwise, with that portfolio company.

B. The FMR Investment & Advisor Compliance Department votes proxies. In the event an Investment & Advisor Compliance employee has a personal conflict with a portfolio company or an employee or director of a portfolio company, that employee will withdraw from making any proxy voting decisions with respect to that portfolio company. A conflict of interest arises when there are factors that may prompt one to question whether a Fidelity employee is acting solely on the best interests of Fidelity and its customers. Employees are expected to avoid situations that could present even the appearance of a conflict between their interests and the interests of Fidelity and its customers.

C. Except as set forth herein, FMR will generally vote in favor of routine management proposals.

D. Non-routine proposals will generally be voted in accordance with the guidelines.

E. Non-routine proposals not covered by the guidelines or involving other special circumstances will be evaluated on a case-by-case basis with input from the appropriate FMR analyst or portfolio manager, as applicable, subject to review by an attorney within FMR's General Counsel's office and a member of senior management within FMR's Investment and Advisor Compliance Department. A significant pattern of such proposals or other special circumstances will be referred to the Fund Board Proxy Voting Committee or its designee.

F. FMR will vote on shareholder proposals not specifically addressed by the guidelines based on an evaluation of a proposal's likelihood to enhance the economic returns or profitability of the portfolio company or to maximize shareholder value. Where information is not readily available to analyze the economic impact of the proposal, FMR will generally abstain.

G. Many Fidelity Funds invest in voting securities issued by companies that are domiciled outside the United States and are not listed on a U.S. securities exchange. Corporate governance standards, legal or regulatory requirements and disclosure practices in foreign countries can differ from those in the United States. When voting proxies relating to non-U.S. securities, FMR will generally evaluate proposals in the context of these guidelines, but FMR may, where applicable and feasible, take into consideration differing laws and regulations in the relevant foreign market in determining how to vote shares.

H. In certain non-U.S. jurisdictions, shareholders voting shares of a portfolio company may be restricted from trading the shares for a period of time around the shareholder meeting date. Because such trading restrictions can hinder portfolio management and could result in a loss of liquidity for a fund, FMR will generally not vote proxies in circumstances where such restrictions apply. In addition, certain non-U.S. jurisdictions require voting shareholders to disclose current share ownership on a fund-by-fund basis. When such disclosure requirements apply, FMR will generally not vote proxies in order to safeguard fund holdings information.

I. Where a management-sponsored proposal is inconsistent with the guidelines, FMR may receive a company's commitment to modify the proposal or its practice to conform to the guidelines, and FMR will generally support management based on this commitment. If a company subsequently does not abide by its commitment, FMR will generally withhold authority for the election of directors at the next election.

II. Definitions (as used in this document)

A. Anti-Takeover Provision - includes fair price amendments; classified boards; "blank check" preferred stock; golden and tin parachutes; supermajority provisions; Poison Pills; and any other provision that eliminates or limits shareholder rights.

B. Golden parachute - accelerated options and/or employment contracts for officers and directors that will result in a lump sum payment of more than three times annual compensation (salary and bonus) in the event of termination.

C. Tin Parachute - accelerated options and/or employment contracts for employees beyond officers and directors that will result in a lump sum payment in the event of termination.

D. Greenmail - payment of a premium to repurchase shares from a shareholder seeking to take over a company through a proxy contest or other means.

E. Sunset Provision - a condition in a charter or plan that specifies an expiration date.

F. Permitted Bid Feature - a provision suspending the application of a Poison Pill, by shareholder referendum, in the event a potential acquirer announces a bona fide offer for all outstanding shares.

G. Poison Pill- a strategy employed by a potential take-over / target company to make its stock less attractive to an acquirer. Poison Pills are generally designed to dilute the acquirer's ownership and value in the event of a take-over.

H. Large Capitalization Company - a company included in the Russell 1000 stock index.

I. Small Capitalization Company - a company not included in the Russell 1000 stock index that is not a Micro-Capitalization Company.

J. Micro-Capitalization Company - a company with market capitalization under US $300 million.

III. Directors

A. Incumbent Directors

FMR will generally vote in favor of incumbent and nominee directors except where one or more such directors clearly appear to have failed to exercise reasonable judgment. FMR will also generally withhold authority for the election of all directors or directors on responsible committees if:

1. An Anti-Takeover Provision was introduced, an Anti-Takeover Provision was extended, or a new Anti-Takeover Provision was adopted upon the expiration of an existing Anti-Takeover Provision, without shareholder approval except as set forth below.

   With respect to Poison Pills, however, FMR will consider not withholding authority on the election of directors if all of the following conditions are met when a Poison Pill is introduced, extended, or adopted:

   a. The Poison Pill includes a Sunset Provision of less than 5 years;

   b. The Poison Pill includes a Permitted Bid Feature;

   c. The poison pill is linked to a business strategy that will result in greater value for the shareholders; and

   d. Shareholder approval is required to reinstate the poison pill upon expiration.

   FMR will also consider not withholding authority on the election of directors when one or more of the conditions above are not met if a board is willing to strongly consider seeking shareholder ratification of, or adding above conditions noted a. and b. to an existing Poison Pill. In such a case, if the company does not take appropriate action prior to the next annual shareholder meeting, FMR will withhold authority on the election of directors.

2. The company refuses, upon request by FMR, to amend the Poison Pill to allow Fidelity to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

3. Within the last year and without shareholder approval, a company's board of directors or compensation committee has repriced outstanding options.

4. The company failed to act in the best interests of shareholders when approving executive compensation, taking into accounts such factors as: (i) whether the company used an independent compensation committee; (ii) whether the

compensation committee engaged independent compensation consultants; and (iii) whether the company has admitted to or settled a regulatory proceeding relating to options backdating.

5. To gain FMR's support on a proposal, the company made a commitment to modify a proposal or practice to conform to these guidelines and the company has failed to act on that commitment.
6. The director attended fewer than 75% of the aggregate number of meetings of the board or its committees on which the director served during the company's prior fiscal year, absent extenuating circumstances.

B. Indemnification

FMR will generally vote in favor of charter and by-law amendments expanding the indemnification of directors and/or limiting their liability for breaches of care unless FMR is otherwise dissatisfied with the performance of management or the proposal is accompanied by Anti-Takeover Provisions.

C. Independent Chairperson

FMR will generally vote against shareholder proposals calling for or recommending the appointment of a non-executive or independent chairperson. However, FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, appointment of a non-executive or independent chairperson appears likely to further the interests of shareholders and to promote effective oversight of management by the board of directors.

D. Majority Director Elections

FMR will generally vote in favor of proposals calling for directors to be elected by an affirmative majority of votes cast in a board election, provided that the proposal allows for plurality voting standard in the case of contested elections (i.e., where there are more nominees than board seats). FMR may consider voting against such shareholder proposals where a company's board has adopted an alternative measure, such as a director resignation policy, that provides a meaningful alternative to the majority voting standard and appropriately addresses situations where an incumbent director fails to receive the support of a majority of the votes cast in an uncontested election.

IV. Compensation

A. A. Equity Award Plans (including stock options, restricted stock awards, and other stock awards).

FMR will generally vote against Equity Award Plans or amendments to authorize additional shares under such plans if:

1. (a) The dilution effect of the shares outstanding and available for issuance pursuant to all plans, plus any new share requests is greater than 10% for a Large Capitalization Company, 15% for a Small Capitalization Company or 20% for a Micro-Capitalization Company; and (b) there were no circumstances specific to the company or the plans that lead FMR to conclude that the level of dilution in the plan or the amendments is acceptable.
2. In the case of stock option plans, (a) the offering price of options is less than 100% of fair market value on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus; (b) the plan's terms allow repricing of underwater options; or (c) the board/committee has repriced options outstanding under the plan in the past two years.
3. The plan may be materially altered without shareholder approval, including increasing the benefits accrued to participants under the plan; increasing the number of securities which may be issued under the plan; modifying the requirements for participation in the plan; or including a provision allowing the Board to lapse or waive restrictions at its discretion.
4. Awards to non-employee directors are subject to management discretion.

5. In the case of stock awards, the restriction period, or holding period after exercise, is less than 3 years for non-performance-based awards, and less than 1 year for performance-based awards.

FMR will consider approving an Equity Award Plan or an amendment to authorize additional shares under such plan if, without complying with the guidelines immediately above, the following two conditions are met:

1. The shares are granted by a compensation committee composed entirely of independent directors; and
2. The shares are limited to 5% (large capitalization company) and 10% (small capitalization company) of the shares authorized for grant under the plan.

B. Equity Exchanges and Repricing

FMR will generally vote in favor of a management proposal to exchange shares or reprice outstanding options if the proposed exchange or repricing is consistent with the interests of shareholders, taking into account such factors as:

1. Whether the proposal excludes senior management and directors;
2. Whether the equity proposed to be exchanged or repriced exceeded FMR's dilution thresholds when initially granted;
3. Whether the exchange or repricing proposal is value neutral to shareholders based upon an acceptable pricing model;
4. The company's relative performance compared to other companies within the relevant industry or industries;
5. Economic and other conditions affecting the relevant industry or industries in which the company competes; and
6. Any other facts or circumstances relevant to determining whether an exchange or repricing proposal is consistent with the interests of shareholders.

C. Employee Stock Purchase Plans

FMR will generally vote against employee stock purchase plans if the plan violates any of the criteria in section IV(A) above, except that the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity. In the case of non-U.S. company stock purchase plans, FMR may permit a lower minimum stock purchase price equal to the prevailing "best practices" in the relevant non-U.S. market, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

D. Employee Stock Ownership Plans (ESOPs)

FMR will generally vote in favor of non-leveraged ESOPs. For leveraged ESOPs, FMR may examine the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. FMR may also examine where the ESOP shares are purchased and the dilution effect of the purchase. FMR will generally vote against leveraged ESOPs if all outstanding loans are due immediately upon change in control.

E. Executive Compensation

FMR will generally vote against management proposals on stock-based compensation plans or other compensation plans if such proposals are inconsistent with the interests of shareholders, taking into account such factors as: (i) whether the company has an independent compensation committee; and (ii) whether the compensation committee has authority to engage independent compensation consultants.

F. Bonus Plans and Tax Deductibility Proposals

FMR will generally vote in favor of cash and stock incentive plans that are submitted for shareholder approval in order to qualify for favorable tax treatment under Section 162(m) of the Internal Revenue Code, provided that the plan includes well defined and appropriate performance criteria, and with respect to any cash component, that the maximum award per participant is clearly stated and is not unreasonable or excessive.

V. Anti-Takeover Provisions

FMR will generally vote against a proposal to adopt or approve the adoption of an Anti-Takeover Provision unless:

A. The Poison Pill includes the following features:

1. A sunset provision of no greater than 5 years;
2. Linked to a business strategy that is expected to result in greater value for the shareholders;
3. Requires shareholder approval to be reinstated upon expiration or if amended;
4. Contains a Permitted Bid Feature; and
5. Allows the Fidelity funds to hold an aggregate position of up to 20% of a company's total voting securities and of any class of voting securities.

B. An Anti-Greenmail proposal that does not include other Anti-Takeover Provisions; or

C. It is a fair price amendment that considers a two-year price history or less.

FMR will generally vote in favor of proposals to eliminate Anti-Takeover Provisions. In the case of proposals to declassify a board of directors, FMR will generally vote against such a proposal if the issuer's Articles of Incorporation or applicable statutes include a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors.

VI. Capital Structure / Incorporation

A. Increases in Common Stock

FMR will generally vote against a provision to increase a Company's common stock if such increase will result in a total number of authorized shares greater than 3 times the current number of outstanding and scheduled to be issued shares, including stock options, except in the case of real estate investment trusts, where an increase that will result in a total number of authorized shares up to 5 times the current number of outstanding and scheduled to be issued shares is generally acceptable.

B. New Classes of Shares

FMR will generally vote against the introduction of new classes of stock with differential voting rights.

C. Cumulative Voting Rights

FMR will generally vote against the introduction and in favor of the elimination of cumulative voting rights.

D. Acquisition or Business Combination Statutes

FMR will generally vote in favor of proposed amendments to a company's certificate of incorporation or by-laws that enable the company to opt out of the control shares acquisition or business combination statutes.

E. Incorporation or Reincorporation in Another State or Country

FMR will generally vote against shareholder proposals calling for, or recommending that, a portfolio company reincorporate in the United States and vote in favor of management proposals to reincorporate in a jurisdiction outside the United States if (i) it is lawful under United States, state and other applicable law for the company to be incorporated under the laws of the relevant foreign jurisdiction and to conduct its business and (ii) reincorporating or maintaining a domicile in the United States would likely give rise to adverse tax or other economic consequences detrimental to the interests of the company and its shareholders. However, FMR will consider supporting such shareholder proposals and opposing such management proposals in limited cases if, based upon particular facts and circumstances, reincorporating in or maintaining a domicile in the relevant foreign jurisdiction gives rise to significant risks or other potential adverse consequences that appear reasonably likely to be detrimental to the interests of the company or its shareholders.

VII. Auditors

A. FMR will generally vote against shareholder proposals calling for or recommending periodic rotation of a portfolio company's auditor. FMR will consider voting for such proposals in limited cases if, based upon particular facts and circumstances, a company's board of directors and audit committee clearly appear to have failed to exercise reasonable business judgment in the selection of the company's auditor.

B. FMR will generally vote against shareholder proposals calling for or recommending the prohibition or limitation of the performance of non-audit services by a portfolio company's auditor. FMR will also generally vote against shareholder proposals calling for or recommending removal of a company's auditor due to, among other reasons, the performance of non-audit work by the auditor. FMR will consider voting for such proposals in limited cases if, based upon particular facts and

VIII. Shares of Investment Companies

A. When a Fidelity Fund invests in an underlying Fidelity fund, FMR will vote in the same proportion as all other shareholders of such underlying fund or class ("echo voting").

B. Certain Fidelity Funds may invest in shares of Fidelity Central Funds. Central Fund shares, which are held exclusively by Fidelity funds or accounts managed by an FMR affiliate, will be voted in favor of proposals recommended by the Central Funds' Board of Trustees.

IX. Other

A. Voting Process

FMR will generally vote in favor of proposals to adopt confidential voting and independent vote tabulation practices.

B. Regulated Industries

Voting of shares in securities of any regulated industry (e.g., U.S. banking) organization shall be conducted in a manner consistent with conditions that may be specified by the industry's regulator (e.g., the Federal Reserve Board) for a determination under applicable law (e.g., federal banking law) that no Fund or group of Funds has acquired control of such organization.

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## Full Text Of Proxy Voting Guidelines

(Fidelity equity index funds only)

As an investment adviser, Geode holds voting authority for securities in many of the client accounts that it manages. Geode takes seriously its responsibility to monitor corporate events affecting securities in those client accounts and to exercise its voting authority with respect to those securities in the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). The purposes of these proxy voting policies are (1) to establish a framework for Geode's analysis and decision-making with respect to proxy voting and (2) to set forth operational procedures for Geode's exercise of proxy voting authority.

**Overview**

Geode applies the same voting decision for all accounts in which it exercises voting authority, and seeks in all cases to vote in a manner that Geode believes represents the best interests of its clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor). Geode anticipates that, based on its current business model, it will manage the vast majority of assets under its management using passive investment management techniques, such as indexing. Geode also manages private funds and separate accounts using active investment management techniques, primarily employing quantitative investment strategies.

Geode has established an Operations Committee, consisting of senior officers and investment professionals, including, but not limited to, Geode's President, Chief Operating Officer ("COO"), Chief Compliance Officer ("CCO") and Compliance Manager. Members of the Operations Committee oversee the exercise of voting authority under these proxy voting policies, consulting with Geode's legal counsel with respect to controversial matters and for interpretive and other guidance. Geode will engage an established commercial proxy advisory service (the "Agent") for comprehensive analysis, research and voting recommendations, particularly for matters that may be controversial, present potential conflicts of interest or require case-by-case analysis under these guidelines. Geode has directed the Agent to employ the policies set forth below, together with more specific guidelines and instructions set forth in a detailed, customized questionnaire developed jointly by Geode and the Agent, to formulate recommended votes on each matter. Geode may determine to accept or reject any recommendation based on the research and analysis provided by the Agent or on any independent research and analysis obtained or generated by Geode; however, because the recommended votes are determined solely based on the customized policies established by Geode, Geode expects that the recommendations will be followed in most cases. The Agent also acts as a proxy voting agent to effect the votes and maintain records of all of Geode's proxy votes. In all cases, the ultimate voting decision and responsibility rests with the members of the Operations Committee, which are accountable to Geode's clients (including shareholders of mutual funds for which it serves as advisor or sub-advisor).

**Policies**

As a general matter, (1) proxies will be voted FOR incumbent members of a board of directors and FOR routine management proposals, except as otherwise addressed under these policies; (2) shareholder and non-routine management proposals addressed by these policies will be voted as provided in these policies; (3) shareholder and non-routine management proposals not addressed by these policies will be evaluated by the members of Geode's Operations Committee based on fundamental analysis and/or research and recommendations provided by the Agent, and the members of the Operations Committee, shall make the voting decision; and (4) all proxy votes shall be considered and made in a manner consistent with the best interests of Geode's clients (including shareholders of mutual fund clients) without regard to any other relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode or its affiliates.

Due to its focused business model and the number of investments that Geode will make for its clients (particularly pursuant to its indexing strategy), Geode does not anticipate that actual or potential conflicts of interest are likely to occur in the ordinary course of its business; however, Geode believes it is essential to avoid having conflicts of interest affect its objective of voting in the best interests of its clients. Therefore, in the event that members of the Operations Committee, the Agent or any other person involved in the analysis or voting of proxies has knowledge of, or has reason to believe there may exist, any potential relationship, business or otherwise, between the portfolio company subject to the proxy vote and Geode (and any subsidiary of Geode) or their respective directors, officers, employees or agents, such person shall notify other members of the Operations Committee and may consult with outside counsel to Geode to analyze and address such potential conflict of interest. In the case of an actual conflict of interest, on the advice of counsel, Geode expects that the independent directors of Geode will consider the matter and may (1) determine that there is no conflict of interest (or that reasonable measures have been taken to remedy or avoid any conflict of interest) that would prevent Geode from voting the applicable proxy, (2) acting as independent directors, using such information as is available from the Agent, vote the applicable proxy, or (3) cause authority to delegated to the Agent or a similar special fiduciary to vote the applicable proxy.

Geode has established the specific proxy voting policies that are summarized below to maximize the value of investments in its clients' accounts, which it believes will be furthered through (1) accountability of a company's management and directors to its shareholders, (2) alignment of the interests of management with those of shareholders (including through compensation, benefit and equity ownership programs), and (3) increased disclosure of a company's business and operations. Geode reserves the right to override any of its proxy voting policies with respect to a particular shareholder vote when such an override is, in Geode's best judgment, consistent with the overall principle of voting proxies in the best long-term economic interests of Geode's clients. Geode's specific policies are as follows:

I. **Vote AGAINST** Anti-Takeover Proposals, including:

- **Addition of Special Interest Directors** to the board.
- **Authorization of "Blank Check" Preferred Stock.** Geode will vote FOR proposals to require shareholder approval for the distribution of preferred stock except for acquisitions and raising capital in the ordinary course of business.
- **Classification of Boards**, provided that the matter will be considered on a CASE-BY-CASE

basis if the company's charter or applicable statute includes a provision whereby a majority of directors may be removed at any time, with or without cause, by written consent, or other reasonable procedures, by a majority of shareholders entitled to vote for the election of directors. Geode will vote FOR proposals to de-classify boards.

- **Fair Price Amendments**, other than those that consider only a two-year price history and are not accompanied by other anti-takeover measures.
- **Golden Parachutes** including (1) any accelerated options and/or employment contracts that will result in a lump sum payment of more than three times annual compensation (salary and bonus) in the event of termination, (2) compensation contracts for outside directors, and (3) Tin Parachutes that cover a group beyond officers and directors and permit employees to voluntarily terminate employment and receive payment. In addition, adoption of a Golden or Tin Parachute will result in Geode voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors.
- **Poison Pills.** Adoption or extension of a Poison Pill without shareholder approval will result in our voting AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors, provided the matter will be considered on a CASE-BY-CASE basis if either (1) (a) the board has adopted a Poison Pill with a sunset provision; (b) the Pill is linked to a business strategy that will result in greater value for the shareholders; (c) the term is less than three years; and (d) shareholder approval is required to reinstate the expired Pill, or (2) company management indicates that the board is willing to strongly consider seeking shareholder ratification of, or adding a sunset provision meeting the above conditions to, an existing Pill. Geode will vote FOR shareholder proposals requiring or recommending that shareholders be given an opportunity to vote on the adoption of poison pills.
- **Reduction or Limitation of Shareholder Rights** (e.g., action by written consent, ability to call meetings, or remove directors).
- **Reincorporation** in another state (when accompanied by Anti-Takeover Provisions, including increased statutory anti-takeover provisions). Geode will vote FOR reincorporation in another state when not accompanied by such anti-takeover provisions.
- **Requirements that the Board Consider Non-Financial Effects** of merger and acquisition proposals.
- **Requirements regarding Size, Selection and Removal of the Board** that are likely to have an anti-takeover effect (although changes with legitimate business purposes will be evaluated on a CASE-BY-CASE basis).
- **Supermajority Voting Requirements** (i.e., typically 2/3 or greater) for boards and shareholders. Geode will vote FOR proposals to eliminate supermajority voting requirements.
- **Transfer of Authority from Shareholders to Directors.**

II. **Vote FOR** proposed amendments to a company's certificate of incorporation or by-laws that enable the company to **Opt Out of the Control Shares Acquisition Statutes**.

III. **Vote AGAINST** the introduction of new classes of **Stock with Differential Voting Rights.**

IV. **Vote FOR** introduction and AGAINST elimination of **Cumulative Voting Rights**, except on a CASE-BY-CASE basis where this is determined not to enhance clients' interests as minority shareholders.

V. **Vote FOR** elimination of **Preemptive Rights**.

VI. **Vote FOR Anti-Greenmail** proposals so long as they are not part of anti-takeover provisions (in which case the vote will be AGAINST).

VII. **Vote FOR** charter and by-law amendments expanding the **Indemnification of Directors** to the maximum extent permitted under Delaware law (regardless of the state of incorporation) and vote **AGAINST** charter and by-law amendments completely **Eliminating Directors' Liability for Breaches of Care**, with all other situations addressed on a CASE-BY-CASE basis.

VIII. **Vote FOR** proposals to adopt **Confidential Voting and Independent Vote Tabulation** practices.

IX. **Vote FOR** Open-Market **Stock Repurchase Programs**, provided that the repurchase price to be paid would not exceed 105% of the market price as of the date of purchase.

X. **Vote FOR** management proposals to implement a **Reverse Stock Split** when the number of shares will be proportionately reduced to avoid de-listing.

XI. **Vote FOR** management proposals to **Reduce the Par Value** of common stock.

XII. **Vote FOR** the **Issuance of Large Blocks of Stock** if such proposals have a legitimate business purpose and do not result in dilution of greater than 10%.

XIII. **Vote AGAINST Unusual Increases in Common Stock**, which means any increase in excess of three times for U.S. securities or one time for non-U.S. securities. For these purposes, an increase is measured by adding to the requested increased authorization any stock authorized to be issued under Poison Pill, divided by the current stock outstanding plus any stock scheduled to be issued (not including Poison Pill authority).

XIV. **Vote AGAINST** the adoption of or amendment to authorize additional shares under a **Stock Option Plan** if:

- The **dilution effect** of the shares authorized under the plan (including by virtue of any "evergreen" or replenishment provision), plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for companies with a smaller market capitalization, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.

  For purposes of these proxy voting policies, a "small capitalization company" means a U.S. company outside of the Russell 1000 Index, and a "large capitalization company" means a company included in the Russell 1000 Index.

- The **offering price of options is less than 100% of fair market value** on the date of grant, except that the offering price may be as low as 85% of fair market value if the discount is expressly granted in lieu of salary or cash bonus, except that a modest number of shares (limited to 5% for a large capitalization company and 10% for a small capitalization company) may be available for grant to employees and directors under the plan if the grant is made by a compensation committee composed entirely of independent directors (the "De Minimis Exception").
- The **board may, without shareholder approval, make the following changes** (1) materially increase the benefits accruing to participants under the plan, (2) materially increase the number of securities which may be issued under the plan, or (3) materially modify the requirements for participation in the plan, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **granting of options to non-employee directors is subject to the discretion** of management, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan is administered by** (1) a **compensation committee not comprised entirely of independent directors** or (2) a **board of directors not comprised of a majority of independent directors**, provided that a plan is acceptable if it satisfies the De Minimis Exception.
- The **plan's terms allow repricing of underwater options, or the board/committee has repriced options outstanding under the plan in the past two years**, unless by the express terms of the plan or a board resolution such repricing is rarely used (and then only to maintain option value due to extreme circumstances beyond management's control) and is within the limits of the De Minimis Exception.

XV. **Vote AGAINST the election of incumbents** or a management slate in an election of directors **if, within the last year and without shareholder approval, the company's board of directors or compensation committee has repriced outstanding options** held by officers or directors which, together with all other options repriced under the same stock option plan (whether held by officers, directors or other employees) exceed 5% (for a large capitalization company) or 10% (for a small capitalization company) of the shares authorized for grant under the plan, unless such company seeks authorization of at least that amount at the very next shareholders' meeting and a compensation committee composed entirely of independent directors has determined that (1) options need to be granted to employees other than the company's executive officers, (2) no shares are currently available for such options under the company's existing plans, and (3) such options need to be granted before the company's next shareholder meeting.

XVI. **Evaluate proposals to Reprice Outstanding Stock Options on a CASE-BY-CASE basis**, taking into account such factors as: (1) whether the repricing proposal excludes senior management and directors; (2) whether the options proposed to be repriced exceeded the dilution thresholds described in these current proxy voting policies when initially granted; (3) whether the repricing proposal is value neutral to shareholders based upon an acceptable options pricing model; (4) the company's relative performance compared to other companies within the relevant industry or industries; (5) economic and other conditions affecting the relevant industry or industries in which the company competes; and (6) other facts or circumstances relevant to determining whether a repricing proposal is consistent with the interests of shareholders.

XVII. **Vote AGAINST** adoption of or amendments to authorize additional shares for **Restricted Stock Awards ("RSA")** if:

- The **dilution effect** of the shares authorized under the plan, plus the shares reserved for issuance pursuant to all other stock plans, is **greater than 10%**. However, for small capitalization companies, the dilution effect may not be greater than 15%. If the plan fails this test, the dilution effect may be evaluated relative to any unusual factor involving the company.
- The **board may materially alter the RSA without shareholder approval**, including a provision that allows the board to lapse or waive restrictions at its discretion, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **granting of RSAs to non-employee directors is subject to the discretion** of management, provided that an RSA is acceptable if it satisfies the De Minimis Exception.
- The **restriction period is less than three years**, except that (1) RSAs with a restriction period of less than three years but at least one year are acceptable if performance-based, and (2) an RSA is acceptable if it satisfies the De Minimis Exception.

XVIII. **Vote AGAINST Omnibus Stock Plans** if one or more component violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, unless such component is de minimis. In the case of an omnibus stock plan, the 5% and 10% limits in applicable to Stock Option Plans or RSAs under these proxy voting policies will be measured against the total number of shares under all components of such plan.

XIX. **Vote AGAINST Employee Stock Purchase Plans** if the plan violates any of the criteria applicable to Stock Option Plans or RSAs under these proxy voting policies, except that (1) the minimum stock purchase price may be equal to or greater than 85% of the stock's fair market value if the plan constitutes a reasonable effort to encourage broad based participation in the company's equity, and (2) in the case of non-U.S. company stock purchase plans, the minimum stock purchase price may be equal to the prevailing "best practices," as articulated by the Agent, provided that the minimum stock purchase price must be at least 75% of the stock's fair market value.

XX. **Vote AGAINST Stock Awards** (other than stock options and RSAs) unless on a CASE-BY-CASE basis it is determined they are identified as being granted to officers/directors in lieu of salary or cash bonus, subject to number of shares being reasonable.

XXI. **Employee Stock Ownership Plans ("ESOPs")** will be evaluated on a CASE-BY-CASE basis, generally voting **FOR nonleveraged ESOPs**, and in the case of leveraged ESOPs, giving consideration to the company's state of incorporation, existence of supermajority vote rules in the charter, number of shares authorized for the ESOP, and number of shares held by insiders. Geode may also examine where the ESOP shares are purchased and the dilution effect of the purchase. Geode will vote AGAINST a leveraged ESOP if all outstanding loans are due immediately upon a change in control.

XXII. **Vote AGAINST management** proposals on stock-based compensation plans or other **Compensation Plans** if the proposals are **Inconsistent with the Interests of Shareholders** of a company whose securities are held in client accounts, taking into account such factors as: (1) whether the company has an independent compensation committee; and (2) whether the compensation committee has authority to engage independent compensation consultants. In addition, Geode may vote AGAINST the election of incumbents or a management slate in the concurrent or next following vote on the election of directors based on such factors or if Geode believes a board has approved executive compensation arrangements inconsistent with the interests of shareholders of a company whose securities are held in client accounts.

XXIII. **ABSTAIN with respect to shareholder proposals addressing Social/Political Responsibility Issues**, which Geode believes generally address ordinary business matters that are primarily the responsibility of a company's management and board, except that Geode will vote on a CASE-BY-CASE basis where a proposal has substantial economic implications for the company's securities held in client accounts.

**JOHN CHEVEDDEN**

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 1, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**#1 Pfizer Inc. (PFE)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**William Steiner**

Ladies and Gentlemen:

The company December 21, 2007 no action request misinterprets the text of the proposal which states:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

In other words the proposal asks that the board amend the bylaws and any other appropriate governing documents in order that there is no limit on the shareholder right to call a special meeting compared to, relative to or beyond the limits allowed by the applicable Delaware law on calling a special meeting.

Since the proposal establishes as a floor the limits called for by Delaware law, the rule 14a-8 proposal does not restrict the company in its adherence to Delaware law.

Thus the text in the supporting statement about enabling shareholders to have some control over the timing and subject matter of a special meeting is again calling attention to this issue within the limits allowed by the applicable Delaware law on calling a special meeting.

Although the company argument is not clear it seems to claim that there is no explicit "default standard" or heading of "default standard" in Delaware law regarding special meetings and thus there is no way to determine what is allowed by Delaware law on special meetings. Apparently the company cannot accept the concept of an implicit default standard based on analyzing the text of a statute.

The company bolsters the text in the shareholder proposal regarding Fidelity and Vanguard and then complains about its own bolstering. For instance the company has essentially rewritten a proposal sentence to state that Fidelity and Vanguard are among the mutual funds supporting "an unqualified right of shareholders" to call a special meeting and then the company attacks its own wording. There is no text in the proposal about "an unqualified right of shareholders" in regard to special meetings and therefore the company argument is misplaced.

**A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.**

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

January 24, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

**# 2 Pfizer Inc. (PFE)**
**Shareholder Position on Company No-Action Request**
**Rule 14a-8 Proposal: Special Shareholder Meetings**
**William Steiner**

Ladies and Gentlemen:

In further response to the December 21, 2007 company no action request that claims the company, a Delaware company, is unable to adopt this resolution – this is a timely example of a Delaware company adopting this exact same resolution (bold added):

> Form 8-K for BORDERS GROUP INC
>
> 18-Jan-2008
>
> ITEM 5.03. AMENDMENTS TO ARTICLES OF INCORPORATION OR BYLAWS; CHANGES IN FISCAL YEAR
> On and effective as of January 17, 2007, the Board of Directors adopted the Fourth Amendment to the restated By-Laws of the Company. The purpose of the Fourth Amendment was to provide that **Special Meetings of Stockholders**, for any purpose or purposes, may be called by the Chief Executive Officer or by the Board of Directors acting pursuant to a resolution adopted by a majority of the entire Board of Directors, and **shall be called by the Secretary upon the request of the holders of at least twenty-five percent (25%) of the shares of the Corporation outstanding and entitled to vote at the meeting.** A copy of the Fourth Amendment to the Restated By-Laws of the Company is attached hereto as Exhibit 3.7 and is incorporated herein by reference.

This is evidence that this resolution is understood in practice and not just in theory.

The December 21, 2007 company no action request appears to be an implicit admission that the best way to attack this resolution is to redraft the original resolution which states:

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

In other words the proposal asks that the board amend the bylaws and any other appropriate governing documents in order that there is no limit on the shareholder right to call a special meeting compared to, relative to consistent with the limits allowed by the applicable Delaware law on calling a special meeting.

The company provides no definition of the "compared to" phrase used in the resolution to support its conclusion of absolutely "no restriction."

Since the proposal establishes as a floor the limits called for by Delaware law, the rule 14a-8 resolution does not restrict the company in its adherence to Delaware law.

Thus the text in the supporting statement about enabling shareholders to have some control over the timing and subject matter of a special meeting is again calling attention to this issue within the limits allowed by the applicable Delaware law on calling a special meeting.

Although the company argument is not clear it seems to claim that there is no explicit "default standard" or heading of "default standard" in Delaware law regarding special meetings and thus there is no way to determine what is allowed by Delaware law on special meetings. Apparently the company cannot accept the concept of an implicit default standard based on analyzing the text of a statute.

The company should not be permitted to unilaterally redraft this resolution in key places and then argue that the company redrafting of the resolution should be excluded (implicit company-added words are in bold):

> RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is **absolutely** no restriction on the shareholder right to call a special meeting, **regardless of** the standard allowed by applicable law on calling a special meeting.

The company also redrafts the supporting text in the resolution regarding Fidelity and Vanguard, consistent with its redrafting of the resolved statement, and then complains about its own redrafting. For instance the company has essentially redrafted a proposal sentence to read that Fidelity and Vanguard support "an unqualified right of shareholders" to call a special meeting and then the company attacks its redrafting. There is no text in the proposal about "an unqualified right of shareholders" in regard to special meetings and therefore the company argument is misleading.

A copy of this letter is forwarded to the company in a non-PDF email. In order to expedite the rule 14a-8 process it is requested that the company forward any addition rule 14a-8 response in the same type format to the undersigned.

For these reasons it is respectfully requested that concurrence not be granted to the company. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,

John Chevedden

cc:
William Steiner

Margaret M. Foran <Margaret.Foran@pfizer.com>

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2008

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Pfizer Inc.
Incoming letter dated December 21, 2007

The proposal asks the board to amend the "bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting."

There appears to be some basis for your view that Pfizer may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. Accordingly, we will not recommend enforcement action to the Commission if Pfizer omits the proposal from its proxy materials in reliance on rule 14a-8(i)(3). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Pfizer relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

January 29, 2008

Jeffrey A. Welikson
Vice President and Corporate Secretary
Lehman Brothers Holdings Inc.
1301 Avenue of the Americas
New York, NY 10019

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1/29/2008

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 17, 2007

Dear Mr. Welikson:

This is in response to your letter dated December 17, 2007 concerning the shareholder proposal submitted to Lehman by the Free Enterprise Action Fund. We also have received a letter from the proponent dated December 27, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Steven J. Milloy
Managing Partner & General Counsel
Action Fund Management, LLC
12309 Briarbush Lane
Potomac, MD 20854

# LEHMAN BROTHERS



December 17, 2007

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

Lehman Brothers Holdings Inc. ("Lehman") received a letter dated October 29, 2007 from the Free Enterprise Action Fund (the "Proponent"), presenting a stockholder proposal to be included in Lehman's next proxy statement (the "Proposal"). The Proposal is attached hereto as Exhibit A, together with other correspondence with the Proponent regarding proof of beneficial ownership. We respectfully request that the staff of the Division of Corporation Finance (the "Staff") confirm that it will not recommend any enforcement action against Lehman if it omits the Proposal. We submit that the Proposal may be properly omitted from the proxy materials pursuant to Rule 14a-8(i)(7) because it relates to the conduct of ordinary business operations.

**The Proposal**

The Proposal requests that Lehman prepare an "Environmental Sustainability Report" by October 2008. The Proposal notes that the report may include: (i) Lehman's operating definition of environmental sustainable development; (ii) a review of current Lehman policies, practices and projects related to environmental sustainability; and (iii) a summary of long-term plans to integrate environmental sustainability objectives with Lehman's operations. In addition, the proposal notes that the report may focus on Lehman's global warming/climate change activities.

The supporting statement for the Proposal states, among other things, that Lehman's management "may be taking action based on erroneous information about global warming" and questions some of the information presented in a February 2007 report authored by Lehman's senior economic policy advisor, entitled *The Business of Climate Change: Challenges and Opportunities*. The report examines how climate change, and actions taken by regulators and others based on the belief that climate change is occurring, is likely to impact businesses in various sectors and it discusses some of the challenges and opportunities presented by climate change to companies and investors.

**Rule 14a-8(i)(7) – Ordinary Business**

Under Rule 14a-8(i)(7), a company may exclude a proposal if it deals with a matter relating to the company's ordinary business operations. The general policy underlying the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impractical for shareholders to decide how to solve such problems at an annual shareholders meeting." Exchange Act Release No. 34-40018

(May 21, 1998). This general policy rests on two central considerations: (i) "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight"; and (ii) the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which the shareholders, as a group, would not be in a position to make an informed judgment." Id. Lehman believes that the foregoing policy considerations clearly justify exclusion of the Proposal. As a global financial services firm, advising investing and corporate clients of potential risks and opportunities relating to the markets and surroundings in which they operate constitutes part of Lehman's day-to-day business operations.

In determining whether a stockholder proposal that requests preparation and dissemination of a special report to stockholders on specific aspects of a company's business is excludable, the Staff has indicated that it "will consider whether the subject matter of the special report ... involves a matter of ordinary business." See Exchange Act Release No. 34-20091 (Aug. 16, 1983). Where a proposal makes reference to environmental matters, the Staff has indicated that it will "consider both the proposal and the supporting statement as a whole," in making a determination as to whether it may be excluded on the basis of Rule 14a-8(i)(7). See Staff Legal Bulletin No. 14C (Jun. 28, 2005). Here, the Proposal and the supporting statement taken as a whole relate to nothing outside of Lehman's ordinary business. Lehman regularly provides advice to companies and investors around the world as it seeks to create value for its clients. With the globalization of trade and investment flows, Lehman believes it is imperative that it continue to strategically deploy its intellectual capital, capabilities and solutions in order to better help clients meet their goals. In particular, Lehman has recently undertaken several key initiatives to ensure that its clients have access to and can benefit from its knowledge and experience with the issues relating to climate change that both companies and investors face.

Lehman believes, as is noted in the February 2007 report, that climate change, or the perception that climate change is occurring, "poses many challenges but also presents many business opportunities" for its clients. The February 2007 report surveys investment opportunities across 16 different sectors and approaches the topic of global warming first and foremost as an *economic* issue. Regardless of whether global warming is actually taking place, legislative and other actions being taken by policy makers that believe it is taking place are, Lehman believes, altering the risk profile of some businesses and impacting the outlook for certain investments.

Determining how Lehman should advise existing clients or attract new clients in response to any development in the marketplace are clearly routine matters in the ordinary course of Lehman's business and cannot reasonably be managed by stockholders. Some of the statements and conclusions Lehman makes in actively advising clients of material risks to their operations and markets, are by their nature open to differing interpretations. The Proponent's belief that Lehman's management "may be taking action based on erroneous information" is off the mark, as it is clear that both businesses and investors must take legislative and other actions surrounding global warming into account in their decision-making. The content of Lehman's environmental reports and press releases are inextricably interwoven with its business operations, which seek to ensure that its existing and future clients have access to and can benefit from its intellectual capital, regardless of subject matter.

The Staff has previously recognized the principle that determinations of what type of product a company produces or distributes, or how that information is used, are routine matters in the ordinary course of business and cannot reasonably be managed by stockholders. See, e.g., Time Warner Inc. (Feb. 19, 1993) (permitting exclusion of a proposal to establish a lyric review committee as relating to the nature, content and distribution of the company's product) and Capital Cities/ABC Inc. (Mar. 23, 1987) (permitting exclusion of a proposal requesting that the Board report to shareholders on, among other things, policies to assure that the company's controversial or violent programming be factual and balanced). The Proposal similarly deals with the nature and content of the product, or advice, Lehman generates and deploys as part of its ordinary business and which from time to time may be viewed as incorrect by some members of the public or be used or construed in ways Lehman did not intend. As is noted in the supporting statement for the Proposal, the Proponent believes that Lehman's February 2007 report is based on "erroneous information" and implies that the purpose of the Proposal is to ensure that management "undertake reasonable due diligence" with respect to the content of reports generated using corporate assets. To allow stockholder resolutions to police the content of its advice to clients, or mandate additional reports if stockholders disagree with the advice, would mean that many of Lehman's day-to-day business decisions would be subject to scrutiny, or veto, by persons whose special interests or viewpoints were touched by the intellectual capital in question. Lehman's management is best equipped to make decisions as to the production and content of the advice it gives to its clients in the ordinary course of its business.

Among other things, the Proposal requires that a report be prepared that includes a summary of Lehman's plans to integrate environmental sustainability objectives "with Lehman's operations." The Staff has concurred that proposals requesting the preparation of a report concerning ordinary business matters falls under the realm of ordinary business operations of a company and are therefore excludable under Rule 14a-8(i)(7). See Citigroup Inc. (Feb. 12, 2007) (permitting exclusion of a proposal submitted by the Proponent here requesting that the company prepare an annual "Equator Principles Right-to-Know Report" regarding the impact on Citigroup's lending practices of adoption of the Equator Principles, a banking industry framework for addressing environmental and social risks in project financing); Wachovia Corp. (Feb. 10, 2006) and Wells Fargo & Co. (Feb. 16, 2006) (management could exclude proposals that requested reports addressing the effects on their business strategy of the challenges created by global climate change). See also Chrysler Corp. (Feb. 18, 1998) (permitting exclusion of a proposal requesting a report to shareholders based on review of company's international code/standards, including practices related to environmental issues). Accordingly, Lehman believes that the Proposal, which seeks preparation of a report concerning ordinary business matters may be omitted under Rule 14a-8(i)(7).

**Conclusion**

For the reasons set forth above, it is respectfully submitted that the omission of the Proposal from Lehman's next proxy statement is proper. We respectfully request your confirmation that the Staff will not recommend enforcement action if the Proposal is omitted. Lehman presently anticipates mailing its proxy materials for the 2008 Annual Meeting of Stockholders on or about March 5, 2008. We would appreciate a response from the Staff in time for Lehman to meet this schedule. In order to facilitate delivery of the Staff's response to this letter, the Staff's decision may be sent by facsimile to Lehman at (646) 758-2651 and to the Proponent at (301) 330-3440.

In accordance with Rule 14a-8(j), Lehman is simultaneously sending a copy of this letter and all attachments to the Proponent. A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's web site and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j).

If the Staff has any questions, requires further information, or wishes to discuss this matter, please call me at (212) 526-0546.

Very truly yours,

LEHMAN BROTHERS HOLDINGS INC.

By: Jeffrey A. Welikson

Name: Jeffrey A. Welikson
Title: Vice President and Corporate Secretary

cc. Steven J. Milloy
(Action Fund Management, LLC)

Andrew R. Keller
(Simpson Thacher & Bartlett LLP)

action fund
management,LLC

12309 briarbush lane
potomac, md 20854
t 301/258 2852
f 301/330 3440

| Post-it® Fax Note 7671 | Date 10-29-07 | # of pages ▶ 2 |
|---|---|---|
| To JEFF WELIKSON | From STEVEN MILLOY | |
| Co./Dept. | Co. AFM / FEAOX | |
| Phone # 646 758 2651 | Phone # 301 258-2852 | |
| Fax # | Fax # | |

BY FAX

October 29, 2007

Mr. Jeffrey A. Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc.
1301 Avenue of the Americas
New York, NY 10019

Dear Mr. Welikson:

I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Lehman Brothers Holdings, Inc. (the "Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations.

The Free Enterprise Action Fund (FEAOX) is the beneficial owner of approximately 452 shares of the Company's common stock, 273 shares of which have been held continuously for more than a year prior to this date of submission. The FEAOX intends to hold the shares through the date of the Company's next annual meeting of shareholders. Proof of ownership will be submitted by separate correspondence.

The FEAOX's designated representatives on this matter are Mr. Steven J. Milloy and Dr. Thomas J. Borelli, both of Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854. Action Fund Management, LLC is the investment adviser to the FEAOX. Either Mr. Milloy or Dr. Borelli will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Mr. Milloy at 301-258-2852. Copies of correspondence or a request for a "no-action" letter should be forwarded to Mr. Milloy c/o Action Fund Management, LLC, 12309 Briarbush Lane, Potomac, MD 20854.

Sincerely,

Steven J. Milloy
Managing Partner
Investment Adviser to the FEAOX, Owner of Lehman Brothers Holdings Common Stock

Attachment: Shareholder Proposal: Environmental Sustainability Report

# Environmental Sustainability Report

Resolved: The shareholders request that the Board of Directors prepare by October 2008, at reasonable expense and omitting proprietary information, an Environmental Sustainability Report. The report may include:

1. Lehman's operating definition of environmental sustainable development;
2. A review of current Lehman's policies, practices and projects related to environmental sustainability; and
3. A summary of long-term plans to integrate environmental sustainability objectives with Lehman's operations.

The report may focus on Lehman's global warming/climate change activities.

Supporting Statement:

Lehman says that it "is engaged in efforts to find environmentally sustainable solutions and to develop market-based solutions in response to the threat posed by climate change..." [Press Release, September 26, 2007]

But it seems that management may be taking action based on erroneous information about global warming.

Management uses the so-called "hockey stick" chart to support the notion that "the Earth's mean temperature has risen sharply in recent decades." [*See* Lehman's "The Business of Climate Change: Challenges and Opportunities," p.6 (February 2007).]

But the hockey stick graph has been scientifically discredited. [*See e.g.*, U.S. Senate Committee on Environment and Public Works, "Inhofe Says NAS Report Reaffirms 'Hockey Stick' Is Broken" (June 22, 2006), http://epw.senate.gov/pressitem.cfm?id=257697&party=rep.]

Moreover, the discrediting of the hockey stick graph occurred long before Lehman issued its February 2007 report.

Shareholders expect that management will undertake reasonable due diligence before undertaking action with corporate assets as management action based on erroneous information may not be "sustainable" for shareholders or the environment.

# LEHMAN BROTHERS

KAREN B. CORRIGAN
VICE PRESIDENT AND ASSISTANT SECRETARY

November 9, 2007

*BY FAX ((301) 330-3440) AND OVERNIGHT DELIVERY*

Mr. Steven J. Milloy
Managing Partner
Action Fund Management, LLC
12309 Briarbrush Lane
Potomac, MD 20854

Dear Mr. Milloy:

I am responding to your October 29, 2007 letter (the "Letter") to Lehman Brothers Holdings Inc. ("Lehman") containing a shareholder proposal from The Free Enterprise Action Fund ("FEAOX") requesting Lehman to prepare a report by October 2008 discussing environmental sustainability matters. The Letter noted that you are acting as FEAOX's designated representative on this matter.

In order to submit a shareholder proposal, FEAOX must satisfy the requirements of Rule 14a-8 of Regulation 14A of the Securities and Exchange Commission. Under Rule 14a-8(b), FEAOX must have continually held at least $2,000 in market value of Lehman common stock for at least one year by the date the proposal was submitted. FEAOX is not a registered holder of Lehman common stock. Therefore, Rule 14a-8(b) requires proof of ownership through a written statement from the record holder of FEAOX's securities as to which FEAOX claims beneficial ownership or a copy of a Schedule 13D or 13G or a Form 3, 4 or 5 filing reflecting your ownership of Lehman common stock. The Letter did not include such proof, but noted that verification of your ownership position would be submitted by separate correspondence. As of the date hereof, no proof of your ownership of Lehman common stock has been delivered to us.

Please remedy this deficiency by submitting the required information to me by November 23, 2007.

Sincerely,

Karen B. Corrigan

LEHMAN BROTHERS HOLDINGS INC.
1301 AVENUE OF THE AMERICAS, NEW YORK, NY 10019 TELEPHONE 212 526 0563 FACSIMILE 646 758 2653 EMAIL: KAREN.CORRIGAN@LEHMAN.COM

**ACTION FUND MANAGEMENT**
12309 Briarbush Lane
Potomac, MD 20854

# FAX

**Phone:** 301-258-9320
**Fax:** 301-3303440
**Email:** steve@feaox.com
**URL:**

**Date:** **November 13, 2007**
**From:** **Steven Milloy**
**Pages:** 2 (including cover)

---

**TO:** Karen Corrigan
**FAX:** 646-758-2655
**RE:** FEAOX shareholder proposal

---

Proof of ownership attached. Please confirm receipt.

---



---

Huntington

November 13, 2007

Mr. Jeffrey A Welikson
Corporate Secretary
Lehman Brothers Holdings, Inc
1301 Avenue of the Americas
New York, NY 10019

Re: Shareholder Resolution of the Free Enterprise Action Fund

Dear Mr. Welikson,

Huntington National Bank holds 452 shares of the Lehman Brothers Holdings common stock beneficially for the Free Enterprise Action Fund, the proponent of a shareholder proposal submitted to Lehman Brothers Holdings and submitted in accordance with Rule 14(a)-8of the Securities and Exchange Act of 1934. Of the 452 shares of the Company stock, 273 are held by Huntington National Bank and have been beneficially owned by The Free Enterprise Action Fund continuously for more than one year prior to the submission of this resolution, October 29, 2007. Please refer to the attachment for the purchase dates of said stock.

Please contact me if there are any questions regarding this matter.

Sincerely,

John Barker
Trust Relationship Associate – Senior
Huntington National Bank
Ph: 614-331-9709
Fx: 614-331-6192

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440



December 27, 2007

BY OVERNIGHT DELIVERY

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Lehman Brothers Holdings, Inc.; Securities Exchange Act of 1934 Rule 14a-8

Dear Ladies and Gentleman,

On behalf of the Free Enterprise Action Fund ("FEAOX"), attached please find six (6) copies of FEAOX's response to a December 17, 2007 request by Lehman brothers Holdings, Inc. for a no-action letter from the Staff in connection with the above-captioned shareowner proposal. Action Fund Management, LLC is the investment adviser to the FEAOX and is authorized to act on behalf of the FEAOX.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

Enclosures

action fund
management, LLC

12309 briarbush lane
potomac, md 20854
T 301/258 2852
F 301/330 3440



December 27, 2007

VIA OVERNIGHT DELIVERY

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.W.
Washington, DC 20549

Re: Shareowner Proposal of the Free Enterprise Action Fund to Lehman Brothers Holdings, Inc. under Exchange Act Rule 14a-8

Dear Ladies and Gentlemen:

This letter is submitted on behalf of the Free Enterprise Action Fund ("FEAOX") in response to a December 17, 2007 request from Lehman Brothers Holdings, Inc. ("Lehman") to the Division of Corporation Finance ("Staff") for a no-action letter concerning the above-captioned shareowner proposal.

Action Fund Management, LLC is the investment advisor to the FEAOX and is authorized to act on its behalf in this matter.

We believe that Lehman's request is without merit and that there is no legal or factual basis for Lehman to exclude the Proposal from its 2008 Proxy Materials.

Finally, we request that Mr. Thomas J. Kim, chief counsel of the Division of Corporation Finance and a former attorney for the General Electric Company, formally recuse himself from any role in this matter.

## I. Environmental sustainability is a significant social policy issue that overcomes the "ordinary business operations" exception.

The Proposal requests that Lehman prepare an Environmental Sustainability Report. Environmental sustainability is the sort of significant social policy issue that the Staff has deemed transcends the "ordinary business operations" exception for shareholder proposals. [*See* Exchange Act Release 40,018 (May 21, 1998) and Staff Legal Bulletin No. 14C, part D.2 (June 28, 2005)].

## II. The Staff has previously refused a no-action request on a similar shareholder proposal.

In 2006, for example, the Staff refused a no-action request from Wendy's International concerning a shareholder proposal submitted by Domini Social Investments for an environmental sustainability report. Other similar precedent may exist. The current Proposal is substantially similar to the one at issue in the Wendy's International matter.

## III. Shareholder proposals for environmental sustainability reports are common.

Many registrants have included (willingly or not) environmental sustainability proposals in their proxy materials including *Comerica* (filed April 11, 2007), *Goldman Sachs* (filed March 19, 2007), *Kellogg* (filed March 19, 2007) and *Wendy's Int'l* (filed March 12, 2007). The environmental sustainability report requested by the Proposal is not materially different from any of the proposals already included in proxy materials.

## IV. Thomas Kim should recuse himself from this matter.

We request that Thomas Kim, chief counsel of the Staff, recuse himself from this matter because he is a former attorney for the General Electric Company ("GE") and he may be biased against the FEAOX because of its shareholder activities.

While Mr. Kim was employed by GE:

- The Staff twice refused to grant GE no-action requests on global warming shareholder proposals filed by the FEAOX;
- FEAOX re-filed its global warming proposal on October 30, 2007 while Mr. Kim may still have been employed by GE;
- A member of Gibson, Dunn & Crutcher, GE's law firm, was sanctioned by his employer for sending an obscene e-mail to the FEAOX related to a shareholder proposal filed with GE. *See* http://blogs.wsj.com/law/2007/02/12/law-blog-email-of-the-day-by-gibson-dunns-larry-simms/.
- GE joined the U.S. Climate Action Partnership, many members of which have received shareholder proposals from the FEAOX.

## V. Conclusion

Based upon the forgoing analysis, we respectfully request that the Staff reject Lehman's request for a "no-action" letter concerning the Proposal. If the Staff does not concur with our position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of its response. Also, we request to be party to any and all communications between the Staff and Lehman and its representatives concerning the Proposal.

A copy of this correspondence has been timely provided to Lehman and its counsel. In the interest of a fair and balanced process, we request that the Staff notify the undersigned if it receives any correspondence on the Proposal from Lehman or other persons, unless that correspondence has specifically confirmed to the Staff that the Proponent or the undersigned have timely been provided with a copy of the correspondence. If we can provide additional correspondence to address any questions that the Staff may have with respect to this correspondence or Lehman's no-action request, please do not hesitate to call me at 301-258-2852.

Sincerely,

Steven J. Milloy
Managing Partner & General Counsel

cc: Jeffrey Welikson, Lehman Brothers Holdings, Inc.
Charlene Caprio, Simpson Thacher & Bartlett LLP

**DIVISION OF CORPORATION FINANCE**
**INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS**

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 29, 2008

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Lehman Brothers Holdings Inc.
Incoming letter dated December 17, 2007

The proposal requests that the board of directors prepare an environmental sustainability report.

We are unable to concur in your view that Lehman may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Lehman may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

John R. Fieldsend
Attorney-Adviser

END